As filed with the Securities and Exchange Commission on February 25, 2003
                           Registration No. __________

                UNITED STATED SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM SB-1

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          Bioral Nutrient Delivery, LLC
 -------------------------------------------------------------------------------
                 (Name of small business issuer in its charter)


          Delaware                         8731                  76-0724287
------------------------------  ---------------------------- ------------------
  (State or jurisdiction of     (Primary Standard Industrial  (I.R.S  Employer
incorporation or organization)   Classification Code Number) Identification No.)


                            4419 West Sevilla Street
                              Tampa, Florida 33629
                                 (813) 902-8980
  ----------------------------------------------------------------------------
          (Address and telephone number of principal executive offices)

                         Francis E. O'Donnell, Jr., M.D.
                          Bioral Nutrient Delivery, LLC
                            4419 West Sevilla Street
                              Tampa, Florida 33629
                                 (813) 902-8980
  ----------------------------------------------------------------------------
           (Name, address, and telephone number of agent for service)

                                   Copies To:

                            Douglas S. Ellenoff, Esq.
                          Lawrence A. Rosenbloom, Esq.
                    Ellenoff, Grossman, Schole & Cyruli, LLP
                        370 Lexington Avenue, 19th Floor
                               New York, NY 10017
                                 (212) 370-1300


Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this prospectus

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                               CALCULATION OF REGISTRATION FEE

------------------------------------------ ----------------------- ----------------------------- --------------------------
         Title of each class of
            securities to be                Dollar amount to be          Proposed maximum         Amount of registration
               registered                      registered(1)         offering price per unit              fee(2)
------------------------------------------ ----------------------- ----------------------------- --------------------------
3,545,431 non-transferable rights to                 $0                         $0                          $0
purchase Class B Membership Shares
------------------------------------------ ----------------------- ----------------------------- --------------------------

3,545,431 Class B Membership Shares                  $0                         $0                          $0
------------------------------------------ ----------------------- ----------------------------- --------------------------

(1)  The rights to receive  Class B Membership  Shares (and the Class B Membership  Shares  themselves)  of Bioral  Nutrient
     Delivery,  LLC registered  hereunder  have no current value based on a report we received from a third-party  valuation firm.

(2)  Calculated in accordance with Rule 457 under the Securities Act.



     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Disclosure alternative used (check one): Alternative 1 [X]; Alternative 2 [ ]

                 SUBJECT TO COMPLETION, DATED FEBRUARY 25, 2003

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                   PROSPECTUS


                          BIORAL NUTRIENT DELIVERY, LLC


            3,545,431 RIGHTS TO PURCHASE CLASS B MEMBERSHIP SHARES OF
                          BIORAL NUTRIENT DELIVERY, LLC

                     3,545,431 CLASS B MEMBERSHIP SHARES OF
                          BIORAL NUTRIENT DELIVERY, LLC

     In this prospectus, the terms "Company," "BND," "we," "us," and "our" refer to Bioral Nutrient Delivery, LLC, a Delaware limited liability company. The term "BDSI" refers to BioDelivery Sciences International, Inc., a Delaware corporation and our managing member.

     We are filing a registration statement on Form SB-1, in which this prospectus is included, on behalf of our managing member, BDSI. BDSI, as selling security holder, is distributing as a dividend to its stockholders an aggregate of 3,545,431 rights to purchase an aggregate of 3,545,431 of our Class B Membership Shares, or Class B Shares. Such rights to purchase such amount of Class B Shares are referred to in this prospectus as the "Rights." Based on a report we received from a third-party valuation firm, our company currently has no value. The Rights are being distributed to BDSI stockholders as a dividend and the Rights will be exercisable into Class B Shares for $0.01.

     We will not receive any of the proceeds upon the exercise of Rights and the resulting transfer by BDSI of Class B Shares. Neither the Rights nor our equity interests (including the Class B Shares which will be received upon the exercise of the Rights) are or will be listed on any exchange and will not be publicly-traded securities.

     THE RECIEPT OF THE RIGHTS AND THE ACQUISITION OF CLASS B SHARES UPON THE EXERCISE THEROF ENTAIL A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. THEY HAVE NOT MADE, NOR WILL THEY MAKE, ANY DETERMINATION AS TO WHETHER ANYONE SHOULD BUY THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


               The date of this prospectus is _____________, 2003.



                                      TABLE OF CONTENTS

                                                                                        Page
                                                                                        ----
Explanatory Note........................................................................-ii-
Significant Parties....................................................................-iii-
Forward-Looking Statements..............................................................-iv-
Prospectus Summary.........................................................................1
Risk Factors...............................................................................5
         Risks Relating to Our Business....................................................5
         Risks Related to Our Industry....................................................11
         Risks Related to the Distribution, Rights and the Class B Shares.................13
         Risks Related to Our Management and Directors....................................15
Questions and Answers About the Distribution and the Rights...............................17
Business and Properties...................................................................23
Management's Discussion and Analysis off Certain Relevant Factors.........................29
Use of Proceeds...........................................................................31
Capitalization............................................................................31
Plan of Distribution......................................................................31
The Rights, the Distribution and the Exercise of the Rights...............................33
The Operating Agreement and Rights of the Holders of Class B Shares.......................37
Officers and Directors of the Company.....................................................40
Principal Security Holders................................................................43
Selling Security Holder...................................................................45
Management Relationships, Transactions and Remuneration...................................46
Federal Tax Aspects.......................................................................48
Where You Can Find More Information.......................................................52
Disclosure of Commission Position on Indemnification for Securities Act Liabilities.......53


     You should rely only on the information contained in this prospectus. We have not, and BDSI has not, authorized any other person to provide you with information that is different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of the distribution or exercise of the rights registered hereunder.

                                EXPLANATORY NOTE

     Certain portions of this prospectus have been prepared on a prospective basis on the assumption that, among other things, the distribution of rights to purchase our Class B Membership Shares, the exercise of such rights and the related transactions contemplated to occur prior to or contemporaneously therewith will be consummated as contemplated by this prospectus. There can be no assurance, however, that any or all of such transactions will occur or will occur as so contemplated. Any significant modifications or variations in the transactions contemplated will be reflected in an amendment or supplement to this prospectus.

     We have not included financial statements in this prospectus as required by Part F/S of Form SB-1 because we were formed on January 8, 2003 and, as a result, no financial statements are available. Please read the section of this prospectus captioned "Management's Discussion and Analysis of Certain Relevant Factors" and the other sections of this prospectus for information regarding our formation, capital structure and financial profile.




                  [remainder of page intentionally left blank]

                               SIGNIFICANT PARTIES

     This prospectus contains a listing of the full names and business and residential addresses, as applicable, for the following persons:

     (1) The issuer's directors: Please see "Officers and Directors of the Company" beginning on page 40 of this prospectus.

     (2) The issuer's officers: Please see "Officers and Directors of the Company" beginning on page 40 of this prospectus.

     (3) The issuer's general partners: We are a limited liability company and, accordingly, we have no general partners. Our managing member, who controls us, is BioDelivery Sciences International, Inc., a Delaware corporation.

     (4) Record owners of 5 per cent or more of any class of the issuer's equity securities: Please see "Principal Security Holders" beginning on page 43 of this prospectus.

     (5) Beneficial owners of 5 per cent or more of any class of the issuer's equity securities: Please see "Principal Security Holders" beginning on page 43 of this prospectus.

     (6) Promoters of the issuer: BioDelivery Sciences International, Inc. and Francis E. O'Donnell, Jr., M.D. may be deemed to be "promoters" of BND, as that term is defined in the Securities Act of 1933, as amended, which is referred to in this prospectus as the Securities Act. Please see "Business and Properties" beginning on page 17 of this prospectus and "Officers and Directors of the Company" beginning on page 40 of this prospectus.

     (7) Affiliates of the issuer: BioDelivery Sciences International, Inc., Francis E. O'Donnell, Jr., M.D., Mr. James A. McNulty and each of the members of our board of directors are affiliates of Bioral Nutrient Delivery, LLC. Please see "Officers and Directors of the Company" beginning on page 40 of this prospectus.

     (8) Counsel to the issuer with respect to the proposed offering: Ellenoff Grossman Schole & Cyruli, LLP, 370 Lexington Avenue, 19th Floor, New York, NY 10017.

     (9) Each underwriter with respect to the proposed offering: Not applicable. There is no underwriter(s) with respect to the proposed offering. Kashner Davidson Securities Corporation is acting as the distribution agent in connection with the distribution of the Rights. Their address is 77 South Palm Avenue, Sarasota, Florida 34236. See "Business and Properties - Distribution Agent."

     (10) The underwriter's directors: Not applicable.

     (11) The underwriter's officers: Not applicable.

     (12) The underwriter's general partners: Not applicable.

     (13) Counsel to the underwriter: Not applicable.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes "forward-looking statements" within the meaning of various provisions of the Securities Act, and the Securities Exchange Act of 1934, as amended, referred to herein as the Exchange Act. All statements, other than statements of historical facts, included in this prospectus (including any exhibit hereto) that address future activities, events or developments, including such things as:

     o the occurrence of the distribution of the Rights or the distribution of any additional rights to acquire Class B Shares;

     o the future exercise of the Rights or any other right to acquire our Class B Shares by the holders thereof;

     o    the rights associated with the our Class B Shares;

     o    identifying and securing sub-licenses with customers;

     o    future revenues associated with sub-licensing our licensed technology;

     o    our relationship with BioDelivery Sciences International, Inc.

     o    market acceptance of our licensed technology;

     o    responses from competitors; and

     o    our business strategy and measures to implement such strategy,

     are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "plans," "intends," "should," "seek," "will" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These statements are based on historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results will conform to our expectations and predictions is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially. Some of the factors that may cause results to differ are discussed in the "Risk Factors" section of this prospectus, including those related to our success or failure to implement our business strategy, changes in general economic conditions, the opportunities (or lack thereof) that may be presented to and pursued by us, changes in laws or regulations, changes in technology and other factors, many of which are beyond our control. Consequently, all of the forward-looking statements made in this prospectus are qualified by these cautionary statements and there can be no assurance that the actual results we anticipate will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us or our business or operations. We assume no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

                               PROSPECTUS SUMMARY

     This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. You should carefully read the more detailed information set forth in this prospectus, including the "Risk Factors" section of this prospectus beginning on page 5.

Our Company and its Technology

     We were formed on January 8, 2003 as a Delaware limited liability company and have since obtained an exclusive world-wide perpetual sub-license to BDSI's proprietary encochleation drug delivery technology for non-pharmaceutical use in the processed food and beverage industries for both human and animal consumption. We are governed by a limited liability company operating agreement, dated January 8, 2003, executed by BDSI (as the managing member and a holder of 708,586 of our Class A Membership Shares, or Class A Shares, and 8,600,00 Class B Shares) and certain other individuals and entities (as the holders of an aggregate of 412,500 Class B Shares). Such limited liability company operating agreement is referred to in this prospectus as the "Operating Agreement." The Class A Shares and the Class B Shares are referred to collectively in this prospectus as the "Shares." See "Business and Properties" beginning on page 17 of this prospectus and "The Operating Agreement and Rights of the Holders of Class B Shares" beginning on page 37 of this prospectus.

     Our business opportunity is solely based upon BDSI's encochleation technology platform, which will enable us to encapsule or "wrap" a selected nutrient into a crystalline structure, termed a "cochleate" cylinder, for use in processed foods and beverages. A nutrient is any substance found in food that the body can use to obtain energy, synthesize tissue or regulate body functions. Our preliminary findings suggest that, by using our licensed delivery technology, a variety of micro-nutrients, such as anti-oxidents, might be effectively protected from degradation during the manufacturing process and delivered with substantially all of the primary property characteristics of the nutrient intact. For this reason and others, we anticipate that companies seeking to deliver micro-nutrients added to their products will be interested in discussing a relationship with us and seeking to secure a sublicense for the use of our licensed technology.

     We intend to identify licensees who will apply our licensed encochleating technology to processed foods, including snacks, such as chips, candies, breads, canned goods, packaged meals (such as microwaveable entrees), pet foods and pet treats, cheeses, cereals, soups, popcorn, pretzels and condiments. We further believe the technology might be applied to beverages, including sports drinks, enhanced waters, carbonated beverages, infant formulas, milk, juices, beer and wine. We will seek to commercialize our delivery technology through a combination of licensing programs to manufacturing, marketing and distribution companies within these industries. We do not intend to manufacture market or distribute products ourselves. See "Business and Properties - Our Sublicense with BDSI."

Our Relationship with BioDelivery Sciences International, Inc.

     As of the date of this prospectus, approximately 95.5% of our Class B Shares and all of our Class A Shares are owned by BDSI. Assuming the full exercise of all of the Rights (as defined below), BDSI will continue to act as our managing member and will own approximately 51% of the aggregate equity interests in our company. BDSI's interest in our company will be evidenced by Class A Shares and Class B Shares, which Class B Shares BDSI will make available for purchase by stockholders of BDSI through the issuance by BDSI of the Rights and additional rights in the future to purchase such Class B Shares. BDSI will be the only holder of Class A Shares. The percentages reflected in this paragraph do not assume the full exercise by BDSI of its five (5) year option from us to purchase, from time to time, up to an aggregate of 4,000,000 Class B Shares, which option is described below and elsewhere in this prospectus.

     As part of our formation, we granted BDSI an option to purchase, from time to time for a five (5) year period ending January 8, 2008, all or any portion of an aggregate of 4,000,000 Class B Shares at a price equal to $0.01 per Class B Share.

     On February 13, 2003, BDSI made an unsecured loan to us in the amount of $500,000 to cover formation expenses and working capital requirements. This loan accrues interest at a rate of 4.85% annually and will be paid back solely from 10% of any royalty revenue that may be received by BND, in preference to the holders of our Class B Shares, except for "tax distributions" paid to the holders of Shares. BDSI is under no obligation to make any capital contributions to us or loan further funds to us, although BDSI will contribute capital to us at any time it elects to exercise its option to purchase Class B Shares from us.

     On February ____, 2003, we entered into a perpetual world-wide exclusive sublicense for all opportunities in the processed food and beverage industry for both human and non-human use. In consideration of the license grant, we shall pay to BDSI a royalty of 8% on all revenue which we receive from third parties. Failure to make the payment of the royalties on a timely basis shall be cause for termination of the license. In addition, BDSI may terminate our license with them without cause upon the making of a cash payment to us equal to six (6) times our trailing 12 months gross revenues. See "Business and Properties - Our Sublicense With BDSI." BDSI has previously entered into an evaluation agreement and begun testing of the encochleation technology for use in the pet food industries, which technology is now licensed to us. We have and will continue to monitor and develop the progress of our licensed technology under the evaluation agreement. Although we have not entered into any formal licensing agreements or come to terms with any potential licensees, we are encouraged by our preliminary results and findings and believe that a viable business opportunity exists.

     In order to keep our operating expenses manageable, we have entered into a management services and administrative agreement with BDSI, since we believe our short-term objectives can be met without hiring full-time employees or renting space. Given that our business opportunity is to enter into sub-license agreements with food and beverage producers, a large corporate organization is unnecessary. Should our business opportunity develop as we envision it, our responsibilities should consist largely of identifying, securing and monitoring license arrangements with other companies who will be using our licensed technologies as part of their manufacturing processes and with their products. We do not intend to manufacture any products ourselves or to market any products directly to consumers. Our management services and administrative agreement with BDSI will terminate on February ____, 2004 unless renewed by the consent of the parties on terms to be mutually agreed upon.

The Rights and the Class B Shares

     The registration statement of which this prospectus is a part is registering under the Securities Act, on behalf of BDSI as selling security holder, the Rights, which are rights of holders of BDSI common stock as of __________ ____, 2003 (referred to in this prospectus as the Record Date), to purchase from BDSI an aggregate of 3,545,431 Class B Shares. We are also registering under the Securities Act, on behalf of BDSI, the 3,545,431 Class B Shares which are issuable by BDSI upon the exercise of the Rights. Assuming the full exercise of the Rights, the holders of Class B Shares other than BDSI (which holders include our founders) will hold approximately 49% of the aggregate equity interests in our company. Such percentage does not assume the full exercise by BDSI of its five (5) year option from us to purchase, from time to time, up to an aggregate of 4,000,000 Class B Shares.

     THE EQUITY INTERESTS OF THE HOLDERS OF CLASS B SHARES IS SUBJECT TO DILUTION BASED ON A VARIETY OF POSSIBLE SITUATIONS, INCLUDING: (I) THE RIGHT OF BDSI, THROUGH AN OPTION GRANTED TO BDSI UNDER THE OPERATING AGREEMENT, TO PURCHASE FROM TIME TO TIME FOR A FIVE (5) YEAR PERIOD ENDING JANUARY 8, 2008, ALL OR ANY PORTION OF AN AGGREGATE OF 4,000,000 CLASS B SHARES AT A PRICE PER CLASS B SHARE OF $0.01, (II) THE RIGHTS OF OUR EMPLOYEES TO ACQUIRE UP TO 1,000,000 CLASS B SHARES PURSUANT TO OUR 2003 CLASS B MEMBERSHIP SHARE OPTION PLAN, (III) THE RIGHT OF KASHNER DAVIDSON SECURITIES CORPORATION TO PURCHASE, OVER TIME, AN AGGREGATE OF 200,000 CLASS B SHARES, WHICH RIGHT WAS ISSUED IN CONNECTION WITH ITS AGREEMENT TO ACT AS THE DISTRIBUTION AGENT FOR THE RIGHTS,
(IV) RAISING ADDITIONAL CAPITAL AND ISSUING ADDITIONAL CLASS B SHARES OR OTHER EQUITY SECURITIES OF BND IN CONSIDERATION THEREOF AND (V) ISSUING ADDITIONAL CLASS B SHARES OR OTHER EQUITY SECURITIES OF BND TO THIRD PARTIES AS JOINT VENTURERS OR PARTNERS.

     The amounts due to BDSI under its sublicense agreement with us and its $500,000 loan to us will be made in priority over distributions made to any holders of Class B Shares, except in cases where we make "tax distributions" to the holders of Shares (i.e., distributions of cash to allow holders to pay federal income taxes on income allocated to them as members of BND). This will affect the amount of cash available for distribution by BND to holders of Class B Shares and the allocation of income to holders of Class B Shares. See "The Operating Agreement and Rights of the Holders of Class B Shares" beginning on page 37 of this prospectus.

     The Rights will be non-transferable and non-redeemable and may only be exercised in full and under certain conditions. As a condition to receiving the Rights, registered holders of BDSI common stock must agree to refrain from sale, transfer or encumbrance of the Rights by executing a "lock-up" agreement in favor of BDSI and BND. "Street name" holders of BDSI stock will automatically be precluded from transferring their Rights. See "The Rights, The Distribution and the Exercise of the Rights" beginning on page 33 of this prospectus.

     If a holder of Rights properly and timely exercises such Rights, such holder will become a holder of a number of Class B Shares equal to the Rights distributed to such holder. The holders of Class B Shares will have no management rights over BND and will only have the right to participate (together with BDSI on a pro rata basis in proportion to the aggregate number of Shares outstanding) in allocations of gain, loss and deductions and distributions of available cash declared by our board of directors. All holders of Rights who exercise and receive Class B Shares will be required to execute a joinder to the Operating Agreement and thereby agree to be bound by the terms of the Operating Agreement. See "The Operating Agreement and the Rights of the Holders of Class B Shares" beginning on page 37 of this prospectus.

The Distribution and the Exercise of the Rights

     It is anticipated that promptly following the effectiveness of the registration statement of which this prospectus is a part, BDSI shall affect a dividend (based on ownership of BDSI common stock) to BDSI stockholders of the Rights. We refer to this distribution as the "Distribution" and such date as the "Distribution Date" in this prospectus. Holders of Rights will be unable to exercise such Rights for a period of six (6) months following the Distribution Date. For a period of one (1) year following such six (6) month period, the holders of Rights will have the ability to exercise their Rights for $0.01 per Class B Share and thereby receive Class B Shares in BND. No partial exercises of Rights will be permitted. In the event you receive fractional Rights based on your BDSI holdings, all such Rights will be rounded up to the nearest whole number of Rights. Failure to timely and properly exercise the Rights will result in the expiration of the Rights. If your Rights expire, you will be ineligible to receive Class B Shares with respect to such Rights. Such one (1) year period is referred to as the "Exercise Period" in this prospectus and the price of $0.01 per Class B Share is referred to as the "Exercise Price" in this prospectus.

     The Distribution is being effected in order to facilitate a process of separating BND, its licensed technology and the food processing opportunity from the rest of BDSI's businesses, thus allowing both our company and BDSI to focus on their respective businesses and provide us and BDSI with the flexibility to pursue different strategies and react quickly to changing market environments.

Subsequent Distributions of Rights

     It is anticipated that, at the end of the first fiscal quarter following the initial six (6) month period following the Distribution Date, BDSI will initiate a three (3) year irrevocable policy, subject to applicable corporate and securities laws, under which BDSI will make quarterly distributions of additional rights to purchase from BDSI an aggregate of 3,545,931 Class B Shares. Such additional rights are referred to as the "Additional Rights" in this prospectus. BDSI will endeavor to distribute an equal amount of Additional Rights at the end of each subsequent quarter so as to evenly distribute over such three (3) year period Additional Rights to acquire an aggregate of 3,545,931 Class B Shares (approximately 300,000 Additional Rights per quarter in the aggregate). However, this number of Additional Rights (and the number of Class B Shares issuable upon the exercise thereof) will fluctuate (and may change substantially) depending on the number of shares of BDSI common stock outstanding as of the end of any given fiscal quarter during such three (3) year period.

     Unlike the Class B Shares which can be acquired following the initial Distribution, all Additional Rights will be exercisable, in each case, for a twelve (12) month period, (i) immediately upon receipt by Company stockholders and (ii) at the then fair market value of the Class B Shares on the date that Additional Rights are distributed. An independent report will be prepared quarterly to update the valuation of BND and the exercise price of the Additional Rights will be set based on such valuation. All proceeds from the exercise of the Rights and the Additional Rights shall be received by BDSI. No partial exercises of Additional Rights will be permitted. In the event you receive fractional Additional Rights based on your BDSI holdings, all such Additional Rights will be rounded up to the nearest whole number of Additional Rights.

     It is anticipated that following such three (3) year period, and assuming the full exercise of (i) all of the Rights, (ii) all the of Additional Rights,
(iii) all options to purchase BDSI common stock and issuance and exercise of Additional Rights related to such common stock and (iv) all BDSI class A warrants to purchase BDSI common stock and issuance and exercise of Additional Rights related to such common stock (and further assuming (i) the exercise of all options and class A warrants to purchase BDSI common stock, and (ii) the issuance and exercise of Additional Rights relating to such common stock, and
(iii) the exercise by BDSI of a sufficient number of Class B Shares under its option from us to purchase Class B Shares and (iv) that such Class B Shares are made available for acquisition by BDSI stockholders), BDSI will own approximately 6% of our equity interests, evidenced solely by Class A Shares. Any Rights or Additional Rights which are not properly exercised will lapse, and BDSI shall have the right to hold or sell the Class B Shares underlying such Rights or Additional Rights which BDSI retains. We intend to file post-effective amendments to the registration statement of which this prospectus is a part on a quarterly basis updating the relevant disclosure with respect to our business and financial condition (including financial statements) as well as the appraised value of the Additional Rights.

Principal Offices

     Through our management services and administrative agreement with BDSI, our principal offices are located at 4419 West Sevilla Street, Tampa, Florida 33629 and our telephone number is (813) 902-8980.

                                  RISK FACTORS

     As a holder of Rights, you should be aware of the following risks associated with the business opportunity of BND and its equity securities before deciding to exercise your Rights and acquiring Class B Shares. If any of the following risks actually materialize, our business and prospects could be seriously harmed, the price and value of our securities could decline and you could lose all or part of any investment you may make in the Class B Shares. The risks and uncertainties described below are intended to be the material risks that are specific to us, to our industry or to companies whose securities are not expected to trade and where no market is expected to develop.

RISKS RELATING TO OUR BUSINESS

     SINCE WE HAVE NO MEANINGFUL OPERATING HISTORY, HAVE NOT ENTERED INTO ANY SUB-LICENSES WITH CUSTOMERS AND HAVE NOT GENERATED ANY REVENUES, YOU CANNOT RELY UPON OUR LIMITED HISTORICAL PERFORMANCE TO MAKE AN INVESTMENT DECISION.

     From the date of our inception on January 8, 2003 through the date of this prospectus, we have recorded formation expenses totaling $35,000. As of February 18, 2003, we had a working capital balance of $500,000. All of our capital was loaned to us by BSDI in connection with our formation. Our ability to generate license revenue and achieve profitability depends upon our ability, alone or with others, to execute sub-licenses, assist and cooperate with potential licensees to complete the development of their proposed products.

     We have not entered into any sub-licenses as a licensor or generated any revenue. Since our inception, we have entered into a sub-license agreement and a management services and administrative agreement with BDSI and engaged in limited research and development. This limited history may not be adequate to enable you to fully assess our ability to develop our licensed technologies and achieve market acceptance and respond to competition. We cannot be certain as to when or whether we will sign sub-licenses, nor can we anticipate when such sub-licenses will begin, if ever, to commercialize and market their proposed products in development.

     WE RELY SOLELY ON THE USE OF THE FACILITIES OF THE UNIVERSITY OF MEDICINE AND DENTISTRY OF NEW JERSEY FOR ALL OF OUR RESEARCH AND DEVELOPMENT THROUGH OUR MANAGEMENT SERVICES AND ADMINISTRATIVE AGREEMENT WITH BDSI, WHICH COULD BE MATERIALLY DELAYED SHOULD WE LOSE ACCESS TO THOSE FACILITIES.

     We have no research and development facilities of our own. As of the date of Distribution, we are entirely dependent on third parties to use their facilities to conduct research and development. To date, we have relied on the University of Medicine and Dentistry of New Jersey and Albany Medical College for this purpose through our management services and administrative agreement with BDSI. Additionally, these universities own certain of the patents to our nutrient delivery technology which are licensed to BDSI which we, in turn, sub-license from BDSI. Our inability to conduct research and development may delay or impair our ability to obtain and secure sub-licenses of our licensed technology.

     We do not currently have plans nor are we planning in the near future to relocate out of the space made available to us at the University of Medicine and Dentistry of New Jersey by BDSI pursuant to our management services and administrative agreement. We currently maintain a good working relationship with BDSI and believe that so long as we maintain such relationship we will have access to such facilities, provided, that BDSI is permitted access. Should the situation change and we are required to relocate on short notice, we do not currently have an alternate facility where we could relocate. The cost and time to establish or locate an alternative research and development facility to develop our licensed technology, other than through the universities, would be substantial and would delay our ability to obtain and secure licenses, assuming that we have not defaulted on the terms of our sub-license with BDSI and can continue. See "Business and Properties."

     WE ARE DEPENDENT ON OUR SUB-LICENSE WITH BDSI FOR THE DEVELOPMENT OF OUR NUTRIENT DELIVERY TECHNOLOGY, WHICH EXPOSES US TO THE RISK OF RELIANCE ON THE VIABILITY OF THIRD PARTIES.

     We rely upon BDSI in conducting our research and development activities. The loss of or failure to perform under this arrangement would substantially disrupt or delay our research and development activities. This loss may also increase our expenses and materially harm our business, financial condition and results of operation.

     We have a sub-license agreement with BDSI pursuant to which we were granted an exclusive license to commercially exploit, on a world-wide basis, the use of the encochleation technology in the processed food industries for both human and animal consumption. We perform all of our research with respect to the sub-license on the premises of the University of Medicine and Dentistry of New Jersey. To date, all of our funding has come from BDSI. BDSI may terminate our license agreement with them (i) at no cost to BDSI upon our default under the agreement or (ii) upon the payment to us by BDSI of a license termination fee. See "Business and Properties - Our Sublicense with BDSI."

     WE ARE EXPOSED TO PRODUCT LIABILITY WHICH COULD PLACE A SUBSTANTIAL FINANCIAL BURDEN ON US, SHOULD WE BE SUED, BECAUSE WE DO NOT CURRENTLY HAVE PRODUCT LIABILITY INSURANCE ABOVE AND BEYOND OUR GENERAL INSURANCE COVERAGE.

     Our business exposes us to potential product liability and other liability risks that are inherent in the testing, manufacturing and marketing of consumable products. No assurances can be given that such claims will not be asserted against us. A successful liability claim or series of claims brought against us could have a material adverse effect on our business, financial condition and results of operations.

     We do not currently have any product liability insurance or other liability insurance relating to our licensed technology. We cannot assure you that we will be able to obtain or maintain adequate product liability insurance on acceptable terms, if at all, or that such insurance will provide adequate coverage against our potential liabilities. Furthermore, potential partners with whom we have collaborative agreements or our future sub-licensees may not be willing to indemnify us against these types of liabilities and may not themselves be sufficiently insured or have a net worth sufficient to satisfy any product liability claims. Claims or losses in excess of any product liability insurance coverage that may be obtained by us could have a material adverse effect on our business, financial condition and results of operations.

     We intend to seek insurance against such risks before our licensed technology is used and product sales are commenced, although there can be no assurance that such insurance can be obtained at such time, or even if it is available, that the cost will be affordable. Even if we obtain insurance, it may prove inadequate to cover claims and/or litigation costs. The cost and availability of such insurance are unknown. Product liability claims or other claims related to our intended products, regardless of their outcome, could require us to spend significant time and money in litigation or to pay significant settlement amounts or judgments. Any successful product liability or other claim may prevent us from obtaining adequate liability insurance in the future on commercially desirable or reasonable terms. In addition, product liability coverage may cease to be available in sufficient amounts or at an acceptable cost. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims. Any such claim could significantly harm our reputation and delay market acceptance of our licensed technology intended products.

     ACCEPTANCE OF OUR LICENSED TECHNOLOGY IN THE MARKETPLACE IS UNCERTAIN AND FAILURE TO ACHIEVE MARKET ACCEPTANCE WILL PREVENT OR DELAY OUR ABILITY TO ENTER INTO LICENSES AND GENERATE REVENUES.

     Our future financial performance will depend, at least in part, upon the identification of large food processors that are willing to enter into sub-licenses with us for our licensed technology. Those processors will have to successfully test our licensed technology and agree to introduce our licensed technology into their processing and gain consumer acceptance. The degree of market acceptance will depend upon a number of factors, including:

     o the establishment and demonstration of the advantages, safety and efficacy of our licensed technologies;

     o    competitive pricing;

     o    our ability to attract corporate food processing licensees; and

     o    such licensees' ability to market their products.

     Consumers in general may be unwilling to accept, utilize or purchase any products containing our licensed technology. If we are unable to sub-license our licensed technology when planned, we may not achieve any market acceptance or generate revenue.

     WE MAY BE SUED BY THIRD PARTIES WHO CLAIM THAT OUR LICENSED TECHNOLOGY INFRINGES ON THEIR INTELLECTUAL PROPERTY RIGHTS, PARTICULARLY BECAUSE THERE IS SUBSTANTIAL UNCERTAINTY ABOUT THE VALIDITY AND BREADTH OF PATENTS.

     We may be exposed to future litigation by third parties based on claims that our licensed technologies, products incorporating our licensed technologies or activities infringe the intellectual property rights of others or that we have misappropriated the trade secrets of others. This risk is exacerbated by the fact that the validity and breadth of claims covered in technology patents such as those we have licensed and the breadth and scope of trade secret protection involve complex legal and factual questions for which important legal principles are unresolved. Any litigation or claims against us, whether or not valid, could result in substantial costs, could place a significant strain on our financial resources and could harm our reputation.

     In addition, intellectual property litigation or claims could force us to do one or more of the following:

     o cease selling, making, using, importing, incorporating or using any of our licensed technologies and/or products that incorporate the challenged intellectual property, which would adversely affect our revenue;

     o obtain a license from the holder of the infringed intellectual property right, which license may be costly or may not be available on reasonable terms, if at all; or

     o redesign the products incorporating our licensed technology, which would be costly and time-consuming.

     As of the date of this prospectus, we have not engaged in discussions, received any communications, nor do we have any well-founded reason to believe that any third party is challenging or has the right proper legal authority to challenge the intellectual property rights that we have licensed or those of the actual patent holders.

     IF WE ARE UNABLE TO ADEQUATELY PROTECT OR ENFORCE OUR RIGHTS TO INTELLECTUAL PROPERTY OR SECURE RIGHTS TO THIRD-PARTY PATENTS, WE MAY LOSE VALUABLE RIGHTS, EXPERIENCE REDUCED MARKET SHARE, ASSUMING ANY, OR INCUR COSTLY LITIGATION TO PROTECT SUCH RIGHTS.

     Our ability to obtain licenses for our sub-licensed patents, maintain trade secret protection and operate without infringing the proprietary rights of others will be important to our growth and development. The current and future development of our nutrients delivery technology is contingent upon whether we are able to maintain our sub-license with BDSI and to access the applicable patents. Without this sub-license, the technology would be protected from our use and we would not be able to even conduct research without prior permission from the patent holder. Therefore, any disruption in access to the technology could substantially delay the development of our licensed technology. In addition, pursuant to the sub-license agreement, BDSI has granted us a license to use BDSI's registered trademark, "Bioral." Loss of our rights under the sub-license agreement would cause us to cease using such trademark.

     The patent positions of companies, including ours which involves licensing agreements, are frequently uncertain and involve complex legal and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued. Consequently, our patent applications and any issued and licensed patents may not provide protection against competitive technologies or may be held invalid if challenged or circumvented. Our competitors may also independently develop nutrient delivery technologies or products similar to ours or design around or otherwise circumvent patents issued to us or licensed by us. In addition, the laws of some foreign countries may not protect our proprietary rights to the same extent as U.S. law.

     We will also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. We will generally require our employees, consultants, advisors and collaborators to execute appropriate confidentiality and assignment-of-inventions agreements with us. These agreements typically will provide that all materials and confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances, and that all inventions arising out of the individual's relationship with us shall be our exclusive property. These agreements may be breached, and in some instances, we may not have an appropriate remedy available for breach of the agreements. Furthermore, our competitors may independently develop substantially equivalent proprietary information and techniques, reverse engineer our information and techniques, or otherwise gain access to our proprietary technology. We may be unable to meaningfully protect our rights in trade secrets, technical know-how and other non-patented technology.

     Although our trade secrets and technical know-how are important, our continued access to the patents is a significant factor in the development and commercialization of our nutrient delivery technology. Aside from the general body of scientific knowledge from other nutrient delivery processes and lipid technology, these patents, to the best of our knowledge and based upon our current scientific data, are the only intellectual property necessary to develop our current nutrients delivery system. We do not believe that any other company is developing a nutrients delivery technology similar to ours or that we are violating any other patents in developing our licensed technology.

     We may have to resort to litigation to protect our rights for certain intellectual property, or to determine their scope, validity or enforceability. Enforcing or defending our rights is expensive, could cause diversion of our resources and may not prove successful. Any failure to enforce or protect our rights could cause us to lose the ability to exclude others from using our licensed technology to develop or sell competing products.

     KEY COMPONENTS OF OUR NUTRIENT DELIVERY TECHNOLOGIES MAY BE PROVIDED BY SOLE OR LIMITED NUMBERS OF SUPPLIERS, AND SUPPLY SHORTAGES OR LOSS OF THESE SUPPLIERS COULD RESULT IN INTERRUPTIONS IN SUPPLY OR INCREASED COSTS.

     Certain components used in our research and development activities such as lipids are currently purchased from a single or a limited number of outside sources by BDSI on our behalf. For example, we currently purchase, through BDSI, our lipid supplies from a limited number of sources. The reliance on a sole or limited number of suppliers could result in:

     o potential delays associated with research and development due to an inability to timely obtain a single or limited source component;

     o potential inability to timely obtain an adequate supply of required components to licenses; and

     o potential of reduced control over pricing, quality and timely delivery.

     We do not have long-term agreements with BDSI and they do not have any with any of their suppliers, and therefore the supply of a particular component could be terminated without penalty to the supplier. Any interruption in the supply of components could cause us to seek alternative sources of supply. If the supply of any components is interrupted, components from alternative suppliers may not be available in sufficient volumes within required timeframes, if at all, to meet our needs. This could delay our ability to secure licenses, complete commercialization, incur additional costs or harm our reputation.

     Further, components from a new supplier may not be identical to those provided by the original supplier. Such differences, if they exist, could affect product formulations or the safety and effectiveness of our licensed technology that are being developed.

     As of the date of this prospectus, and based upon our discussions with these suppliers, we do not foresee nor have any current reason to believe that there will be any meaningful interruption, delay, or termination of supplies.

     DUE TO LIMITED RESOURCES AND EXPERIENCE WE MAY NOT BE ABLE TO SECURE SUB-LICENSES.

     We have limited experience in identifying structuring and securing sub-licenses in the processed foods industry. We may incur substantial additional expenses in developing, training and managing personnel to undertake these responsibilities. Any such direct sales efforts may prove to be unsuccessful. In addition, we will compete with many other companies that currently have extensive and well-funded marketing operations. Our marketing efforts may be unable to compete against these other companies. We may be unable to establish a sufficient marketing organization on a timely basis, if at all.

     IF WE ARE UNABLE TO CONVINCE PROCESSED FOODS MANUFACTURERS AND THEIR CONSUMERS AS TO THE BENEFITS OF OUR LICENSED TECHNOLOGY AND THEIR INTENDED PRODUCTS, WE MAY INCUR DELAYS OR ADDITIONAL EXPENSES IN OUR ATTEMPT TO ESTABLISH MARKET ACCEPTANCE.

     Broad use of our nutrient delivery technology may require processed foods manufacturers and their consumers to be informed regarding the intended benefits of our licensed technology. The time and cost of such an educational process may be substantial. Inability to successfully carry out this education process may adversely affect market acceptance of our licensed technology and the proposed products of our sub-licensees. We may be unable to timely educate processed foods manufacturers and their consumers regarding our intended products in sufficient numbers to achieve our marketing plans or to achieve product acceptance. Any delay in processed foods manufacturers and their consumers' education may materially delay or reduce demand for our licensed technology. In addition, we may expend significant funds towards the education of processed foods manufacturers and their consumers before any acceptance or demand for our licensed technology is created, if at all.

     WE MAY HAVE DIFFICULT RAISING NEEDED CAPITAL IN THE FUTURE BECAUSE OF OUR LIMITED OPERATING HISTORY AND BUSINESS RISKS ASSOCIATED WITH OUR COMPANY.

     Our business currently does not generate any sales from our licensed technology. We do not know when this will change, if ever. BDSI has expended (and we will continue to expend) funds in the research, development and testing of our nutrient delivery technology. We may require additional funds to conduct research and development and to provide for the marketing of our licensed technology. Additional funds may not be available on acceptable terms, if at all. If adequate funds are unavailable, we may have to delay, reduce the scope of or eliminate one or more of our research or development programs or marketing efforts which may materially harm our business, financial condition and results of operations.

     We may consume available resources more rapidly than currently anticipated, resulting in the need for additional funding. We may seek to raise any necessary additional funds through equity or debt financings, collaborative arrangements with corporate partners or other sources, which may be dilutive or otherwise have a material effect on our current or future business prospects. If adequate funds are not available, we may be required to significantly reduce or refocus our development efforts with regards to our nutrient delivery technology rights.

     OUR COMPETITORS INCLUDE MANY LARGE AND SMALL COMPANIES, MOST OF WHICH HAVE GREATER FINANCIAL, RESEARCH AND DEVELOPMENT, PRODUCTION AND OTHER RESOURCES THAN WE DO.

     Competition in the nutrients delivery markets is based primarily on performance, customer support, quality, service and price. The development of new and improved nutrient delivery techniques is important to our viability. In addition, the winning and retention of customer acceptance through licensing programs may involve substantial expenditures of time and resources for applications testing and sales efforts. The biotechnology and nutrient delivery industries are subject to rapid and substantial technological change. Developments by others may render our licensed technologies noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Technological competition from biotechnology and food processing companies, universities, governmental entities and others diversifying into the field is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities and budgets than we do, as well as substantially more marketing, manufacturing, financial and managerial resources. These entities represent significant competition for us. Acquisitions of, or investments in, competing biotechnology companies by large corporations could increase such competitors' financial, marketing, manufacturing and other resources.

     We are a development-stage enterprise and are engaged in the development of novel nutrient delivery technologies. As a result, our resources are limited and we may experience technical challenges inherent in such novel technologies. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competition. Some of these technologies may have an entirely different approach or means of accomplishing similar effects compared to our licensed technology. Our competitors may develop nutrient delivery technologies that are safer, more effective or less costly than our intended products and, therefore, present a serious competitive threat to us.

     WE DEPEND UPON KEY PERSONNEL THROUGH OUR MANAGEMENT SERVICES AGREEMENT WITH BDSI WHO MAY TERMINATE THEIR EMPLOYMENT WITH US AT ANY TIME, AND WE WILL NEED TO HIRE ADDITIONAL QUALIFIED PERSONNEL.

     Our viability will depend to a significant degree upon the continued services of key management, which we have access to through our management services and administrative agreement with BDSI, including, technical, and scientific personnel, including Francis E. O'Donnell, Jr., M.D. and Mr. James McNulty. Our key scientific personnel devote only a portion of their time to BND. At such time as our board of directors deems it is necessary, if ever, we anticipate that we will be able to recruit the necessary executives to manage the business

     Our president and chief executive officer, Dr. Francis E. O'Donnell, does not currently have any "key man" life insurance coverage. This insurance, if issued, may not adequately compensate us for the loss of their services. In addition, our success will depend on our ability to attract and retain other highly skilled personnel. Competition for qualified personnel is intense, and the process of hiring and integrating such qualified personnel is often lengthy. We may be unable to recruit such personnel on a timely basis, if at all. Our management and other employees may voluntarily terminate their employment with us at any time. The loss of the services of key personnel, or the inability to attract and retain additional qualified personnel, could result in delays to development or approval, loss of sales and diversion of management resources.

     OUR BUSINESS MAY FACE ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US, WHICH COULD CAUSE OUR BUSINESS TO SUFFER.

     In addition to the risks specifically identified in this section or elsewhere in this prospectus, we may face additional risks and uncertainties not presently known to us or that we currently deem immaterial which ultimately impair our business, results of operations and financial condition.

RISKS RELATED TO OUR INDUSTRY

     THE MARKET FOR OUR LICENSED TECHNOLOGY IS RAPIDLY CHANGING AND COMPETITIVE, AND NEW NUTRIENT DELIVERY MECHANISMS, WHICH MAY BE DEVELOPED BY OTHERS, COULD IMPAIR OUR ABILITY TO MAINTAIN AND GROW OUR BUSINESS AND REMAIN COMPETITIVE.

     The food processing industries are subject to rapid and substantial technological change. Developments by others may render our licensed technologies and intended products of our sub-licensees noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Technological competition from pharmaceutical and biotechnology companies, universities, governmental entities and others diversifying into the field is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities and budgets than we do, as well as substantially more marketing, manufacturing, financial and managerial resources. These entities represent significant competition for us. Acquisitions of, or investments in, competing pharmaceutical or biotechnology companies by large corporations could increase such competitors' financial, marketing, manufacturing and other resources.

     We are a development-stage enterprise and are engaged in the development of novel nutrient delivery technologies. As a result, our resources are limited and we may experience technical challenges inherent in such novel technologies. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competition. Some of these technologies may have an entirely different approach or means of accomplishing similar therapeutic effects compared to our licensed technology. Our competitors may develop nutrients delivery technologies that are safer, more effective solutions or less costly than our intended products and, therefore, present a serious competitive threat to us.

     The potential widespread acceptance alternatives to ours, may limit market acceptance of our licensed technology. The established use of these competitive supplements or solutions may limit the potential for our licensed technologies and products to receive widespread acceptance if commercialized. See "Business and Properties -- Competition."

     COMMERCIALIZED PRODUCTS ARE SUBJECT TO CONTINUING REGULATION.

     Our industry is subject to regulation by the United States Department of Agriculture, the United States Food and Drug Administration and the departments of agriculture of the several states. If products incorporating our licensed technologies fail to conform to regulatory requirements, our sublicensees could lose sales, we could lose royalty revenues and our business could be seriously harmed. Additionally, any failure of such products to comply with relevant regulations could delay their introduction and require costly and time-consuming changes. Even if the products utilizing our licensed technology receive regulatory approval, either in the United States or internationally, those same products will continue to be subject to extensive regulatory requirements. These regulations are wide ranging and govern, among other things:

     o    adverse reaction experience reporting regulations;

     o    product promotion;

     o product manufacturing, including good manufacturing practice requirements; and

     o    product changes or modifications.

     If we or our sublicensees fail to comply or maintain compliance with such laws and regulations with respect to products of theirs which incorporate our licensed technologies, they may be fined or barred from selling such products. If the Food and Drug Administration believes that our sublicensees are not in compliance with the law, it can:

     o    seize their products;

     o    mandate a recall;

     o    stop future sales through injunctive procedures; and/or

     o    assess civil and criminal penalties.

RISKS RELATED TO THE DISTRIBUTION, RIGHTS AND THE CLASS B SHARES

     THE DISTRIBUTION MAY BE TREATED AS A TAXABLE EVENT AND YOU WILL RECEIVE NO CASH WITH WHICH TO PAY YOUR TAXES.

     The receipt by holders of BDSI common stock of any Rights in the Distribution (or any Additional Rights) may constitute a taxable distribution for U.S. federal income tax purposes, subject to taxation under the rules of
Section 301 of the Internal Revenue Code. The amount of the taxable distribution will be the fair market value of the Rights on the Distribution Date. The fair market value of the Rights on the Distribution Date is estimated to be $0 based on a report we received from a third-party valuation firm relating to BND. However, the IRS may take the position that the Rights have a value notwithstanding such report. If the IRS takes this position, you may not receive a sufficient amount of money from BND to pay the taxes which could be due based on the fair market value of the Rights.

     Additionally, it is our goal that the fair market value of BND will increase over time. As a result, the fair market value of any Additional Rights, and the exercise price of such Additional Rights, may increase over time as quarterly distributions to BDSI stockholders of Additional Rights occur. If future Additional Rights are valued at more than nominal value, and if such distributions constitute taxable distributions for U.S. federal income tax purposes, you may not receive a sufficient amount of money from BND to pay the taxes which could be due based on the fair market value of the Additional Rights.

     AS A MEMBER OF BND, YOU MAY BE ALLOCATED INCOME AND RECEIVE NO CASH WITH WHICH TO PAY YOUR TAXES.

     As a holder of Class B Shares, you will be a member of BND, which is a Delaware limited liability company. As such, you may be allocated income and not receive cash with which to pay your taxes on such income.

     Each holder of Rights or Additional Rights who exercises Rights or Additional Rights and thereby receives Class B Shares will be required to report on its Federal income tax return its allocable share of BND's income, gain, loss, and deduction. As a holder of Class B Shares, you may therefore incur liability for taxes in excess of any distributions of cash you receive from BND. Although the Operating Agreement requires our board of directors to make "tax distributions" (i.e., distributions of cash sufficient for Share holders to pay the tax on income allocated to them based on their interest in BND), there can be no assurances that BND will have sufficient cash flow to distribute such funds to holders of the Class B Shares.

     NO ASSURANCES CAN BE GIVEN THAT THE DISTRIBUTION OR ANY DISTRIBUTIONS OF ADDITIONAL RIGHTS WILL OCCUR IN ACCORDANCE WITH THE TIMING SCHEDULE WE ANTICIPATE.

     The Distribution of the Rights is (and any future distribution to BDSI stockholders of any Additional Rights will be) a complex undertaking requiring the coordinated efforts of many people, including our management team, accountants, legal counsel, transfer agent and the Distribution Agent. While we presently do not anticipate any delays in the Record Date or the Distribution Date, no assurances can be given that such dates will not be delayed or that the Distribution will not be cancelled for reasons of which we are currently unaware. Additionally, no assurances can be given that quarterly distributions of Additional Rights will be effected in the manner presented in this prospectus or that BDSI will have cash to exercise its option from us to acquire up to 4,000,000 Class B Shares in order to make such shares available for acquisition by BDSI stockholders, or that BDSI will, in fact, make such shares available for acquisition through the issuance by BDSI of Additional Rights.

     THERE IS AND WILL BE NO PUBLIC MARKET FOR RIGHTS, ANY ADDITIONAL RIGHTS OR THE CLASS B SHARES.

     Your holdings of the Rights or the Additional Rights, and upon exercise thereof, your holdings of Class B Shares, should be considered illiquid. Following the Distribution, there will be no public market for the Rights and following the exercise of the Rights, there will be no public market for the Class B Shares. There will be no public market for any Additional Rights which may be distributed. No public market for the Class B Shares may ever develop or be sustained. If a public market for the Class B Shares does not develop, the liquidity of your investment will be severely limited. For registered holders of BDSI common stock, Rights will be the subject of a "lock up" agreement ("street name" holders of BDSI common stock will automatically be unable to transfer their Rights) and the Rights, the Additional Rights and the Class B Shares will not be freely transferable and will be affected by restrictions imposed under Federal and state securities laws. In addition, the Operating Agreement will provide that holders of Class B Shares may not sell or transfer their Class B Shares without the prior approval of BDSI, among other conditions. See "The Operating Agreement and the Rights of the Holders of Class B Shares."

     In addition, as there will be no public market for the Class B Shares, we intend to rely on a third-party-appraisal firm to value BND (and, as a result, the Additional Rights and the Class B Shares issuable upon the exercise thereof) on a quarterly basis in connection with the distribution by BDSI of Additional Rights. No assurances can be given that such valuations will be accepted for federal income tax purposes or any other purpose. If the Internal Revenue Service, or IRS, or any other taxing or other governmental authority disagrees with the value placed on BND at any given time, you could suffer material adverse tax or other consequences.

     BDSI AND CERTAIN OF ITS OFFICERS AND DIRECTORS WILL CONTROL BND.

     Prior to and following the exercise of the Rights, and pursuant to the Operating Agreement, BDSI will act as our managing member. As such, BDSI, together with certain of its officers and directors, will control BND. Pursuant to the terms of the Operating Agreement, BDSI and these individuals will make all determinations on behalf of BND relating to all company actions. As a holder of Class B Shares, you will have no rights relating to the governance of BND. The terms of the Operating Agreement will thus allow BDSI and certain of its officers and directors to make decisions that you may disagree with little recourse available to you. The terms of the Operating Agreement may also discourage, delay or prevent a change in our management team that you or other holders of Class B Shares may consider favorable. See "The Operating Agreement and the Rights of the Holders of Class B Shares."

     WE INTEND TO ISSUE ADDITIONAL CLASS B SHARES OVER AND ABOVE THOSE ISSUABLE UPON THE EXERCISE OF THE RIGHTS. IN THESE SITUATIONS OR OTHERS, YOUR EQUITY INTERESTS IN BND WILL BE DILUTED.

     We will have the right to issue additional Class B Shares above and beyond those issuable upon the exercise of the Rights, which issuances will dilute your holdings of BND, including in connection with

     o the rights of our employees to acquire up to 1,000,000 Class B Shares pursuant to our 2003 Class B Membership Share Option Plan;

     o the right of Distribution Agent to purchase, over time, 200,000 Class B Shares;

     o raising additional capital and issuing additional Shares in consideration thereof; and

     o    issuing Shares to third parties as joint venturers or partners

     In addition, to the extent that you acquire Class B Shares by exercising Rights and thereafter elect not to exercise Additional Rights, your holdings of BND will be diluted.

     WE MAINTAIN THE RIGHT, IN OUR SOLE DISCRETION, TO CONVERT BND TO A CORPORATION, WHICH MAY HAVE CERTAIN DETRIMENTAL EFFECTS.

     The Operating Agreement grants our board of directors the right, in its sole discretion, to convert BND from a limited liability company to a "C" corporation. If this occurs, and if BND thereafter makes dividend payments, under current federal income tax rules you will be taxed on such dividends and BND, as a corporation, will not be permitted to deduct such dividends, thereby resulting in double taxation of such dividends. Your Class B Shares will also be converted into equity interests in such corporation and you will be become a shareholder of such corporation and thereby subject to applicable legal requirements.

     CURRENT PROSPECTUS AND STATE BLUE SKY REGISTRATION REQUIRED TO EXERCISE RIGHTS.

     Holders of Rights and Additional Rights will be able to exercise their Rights and Additional Rights only if a current registration statement relating to the Class B Shares is then in effect and only if the Class B Shares are qualified for sale under the securities laws of the applicable state or states. We intend to file and keep current a registration statement covering the Class B Shares issuable upon exercise of the Rights prior to the six (6) month anniversary of the Distribution, but there can be no assurance that we will be able to do so. Although we intend to seek to qualify the Class B Shares for sale in those states where the Rights and Additional Rights are to be distributed, there is no assurance that such qualification will occur. The Class B Shares associated with Additional Rights may be deprived of any value if a registration statement covering such Class B Shares is not effective and available or the Class B Shares are not or cannot be registered in the applicable states.

RISKS RELATED TO OUR MANAGEMENT AND DIRECTORS

     OUR MANAGEMENT TEAM HAS RELATIONSHIPS WHICH MAY POTENTIALLY RESULT IN CONFLICTS OF INTEREST.

     Dr. O'Donnell, who is an executive officer and on our board of directors is also an executive officer, director and a substantial beneficial owner of BDSI securities and has a financial interest in a number of other companies which have business relationships with BDSI. To the extent that our relationship with BDSI deteriorates for any reason, Dr. O'Donnell may be conflicted and may be forced to take actions, directly or indirectly, which may be detrimental to us. Similarly, James McNulty serves as the Chief Financial Officer for both us and BDSI. To the extent that our relationship with BDSI deteriorates for any reason, Mr. McNulty may be conflicted and may be forced to take actions, directly or indirectly, which may be detrimental to us.

     MEMBERS OF OUR BOARD OF DIRECTORS ARE ALSO DIRECTORS AND/OR OFFICERS OF BDSI, WHICH MAY CAUSE CONFLICTS OF INTERESTS.

     Drs. Francis E. O'Donnell and L.M. Stephenson are members of our board of directors and also members of BDSI's board of directors. Drs. Christopher Chapman and Susan Gould-Fogerite are members of our board of directors and also officers of BDSI. While we believe that the presence of two "outside" directors on our board (Susan Bonitz and Mauro Bove) will help minimize the potential for conflicts of interests, no assurances can be given that such conflicts will arise. Moreover, no assurances can be given as to how potentially conflicted board members will evaluate their fiduciary duties to, respectively, BDSI and BND or how such individuals will act under such circumstances.

     DR. L.M. STEPHENSON, A MEMBER OF OUR BOARD OF DIRECTORS, IS AFFILIATED WITH THE UNIVERSITY OF MEDICINE AND DENTISTRY OF NEW JERSEY, THE ULTIMATE OWNER OF THE PATENTS WHICH ARE BEING LICENSED TO US.

     Dr. L.M. Stephenson is a member of our board of directors and is also associated with the University of Medicine and Dentistry of New Jersey. Dr. Stephenson is currently Vice President for Research at the university. Dr. Stephenson's association with the university may currently or in the future involve conflicting interests in that we are a sublicensee of such university through BDSI. In future matters involving both BDSI and BND and the university, Dr. Stephenson will refrain from voting and a majority of the disinterested directors has been and will be required to approve all such transactions.



                  [remainder of page intentionally left blank]

           QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION AND THE RIGHTS

     The following section answers various questions that stockholders of BDSI may have with respect to the Distribution and the Rights. This section does not purport to answer all possible questions regarding the Distribution and the Rights and BDSI stockholders are therefore urged to consult their own legal and accounting advisors regarding the matters discussed herein.

     Q: WHY IS BDSI EFFECTING THE DISTRIBUTION?

     A: BDSI's board of directors and management believe that the Distribution is in the best interests of BDSI, BDSI's stockholders and BND. BDSI's board of directors and management believe that facilitating a process of separating BND and its licensed technology rights from the rest of BDSI's businesses will allow both BND and BDSI to focus on their respective businesses and provide them with the flexibility to pursue different strategies and react quickly to changing market environments. BND's business is a distinct business with significant differences from BDSI's other current operations with respect to its markets, products, liability exposure and plans for growth. BDSI's board of directors and management believe that separating the two companies will enhance the ability of each of BND and BDSI to focus on their respective core businesses, their own research and development efforts, pursue different strategic initiatives and new business opportunities and to isolate the risks and liabilities associated with the disparate business opportunities. For a more detailed discussion of the reasons for the Distribution, see "The Rights, The Distribution and the Exercise of the Rights-- Reasons for the Distribution.".

     Q: WHY IS BDSI RETAINING INTERESTS IN BND?

     A: BDSI owns 708,586 Class A Shares, which allow it to act as our managing member in accordance with the terms of the Operating Agreement. Prior to the exercise of the Rights, BDSI will own 8,600,000 Class B Shares in the aggregate. An aggregate of 3,545,431 of these Class B Shares will be available for purchase from BDSI upon the exercise of the Rights. The remaining amount of Class B Shares (5,054,569, plus an additional 4,000,000 Class B Shares which may be acquired by BDSI from us in the future pursuant to five (5) year option we granted BDSI upon our formation) will either be held by BDSI, sold by BDSI or be available for purchase by BDSI stockholders upon the distribution by BDSI, and subsequent exercise, of Additional Rights. Assuming the full exercise of all of the Rights and all of the Additional Rights (and further assuming (i) the exercise of all options and class A warrants to purchase BDSI common stock, and
(ii) the issuance and exercise of Additional Rights relating to such common stock, and (iii) the exercise by BDSI of a sufficient number of Class B Shares under its option from us to purchase Class B Shares and (iv) that such Class B Shares are made available for acquisition by BDSI stockholders), BDSI will be entitled to receive approximately 6% of the distributions of cash made by BND, although this percentage is subject to dilution.

     Q: OTHER THAN BDSI, WHO WILL HOLD INTERESTS IN BND?

     A: BDSI, our founders and our legal counsel were granted, respectively, 9,308,586 aggregate Shares and 375,000 and 37,500 Class B Shares, in each case upon our inception. As part of our formation, we also granted BDSI an option to purchase, from time to time for a five (5) year period ending January 8, 2008, all or any portion of an aggregate of 4,000,000 Class B Shares at a price per Class B Share of $0.01.

     In addition to such persons and entities, holders of Rights (i.e., holders of BDSI common stock as of the Record Date) and holders of Additional Rights who properly exercise such Rights and Additional Rights will receive Class B Shares. Additionally, the Operating Agreement creates a 2003 Class B Membership Share Option Plan which allows our board of directors (even prior to the exercise of the Rights) to issue options to directors, officers and consultants of BND to purchase an aggregate of 1,000,000 Class B Shares. Options issued under this plan will not be exercisable until the commencement of the Exercise Period. Also, pursuant to our agreement with the Distribution Agent, we will be granting the Distribution Agent the right to purchase, over time, 200,000 Class B Shares as consideration for its services to us. See "Business and Properties - Distribution Agent."

     Additionally, the Operating Agreement allows our board of directors to issue an unlimited number of Class B Shares or other securities of BND, which we may issue (i) in connection with raising additional capital and/or (ii) to third parties as in connection with the formation of joint ventures.

     Q:   WHEN WILL THE DISTRIBUTION OCCUR?

     A: It is anticipated that the Distribution Date will occur as soon as is practicable following the declaration of effectiveness by the United States Securities and Exchange Commission, or SEC, of the registration statement of which this prospectus is a part. There can be no assurances given that the Distribution will occur as of such date. See "Risk Factors - No assurances can be given that the Distribution will occur in accordance with the timing schedule we anticipate."

     Q: WHAT BUSINESS WILL BND CONDUCT FOLLOWING THE DISTRIBUTION?

     A: Following the Distribution, BND, which is and will remain (until sufficient Additional Rights are exercised) a majority-owned subsidiary of BDSI and is the exclusive world-wide perpetual sub-licensee of BDSI's proprietary encochleation drug delivery technology for non-pharmaceutical use in the processed food and beverage industries for both human and animal consumption, will begin to commercially exploit this license. Since its formation on January 8, 2003, BND has only entered into the sub-license agreement and management services and administrative agreement with BDSI and has not conducted any meaningful business or operations of any kind or nature, except for certain testing and research of the licensed technology. See "Business and Properties."

     Q: WHAT WILL BDSI STOCKHOLDERS RECEIVE AS A RESULT OF THE DISTRIBUTION AND EXERCISE OF THE RIGHTS?

     A: In the Distribution, each BDSI stockholder as of the Record Date will receive a right to purchase a pro rata share (based on its percentage holdings of BDSI) of 3,545,431 Class B Shares. As a holder of a Right, each BDSI stockholder as of the Record Date will be entitled, for a period of one (1) year following the six (6) month anniversary of the Distribution Date, to purchase such amount of Class B Shares for an exercise price of $0.01 per Class B Share.

     The Rights shall only be exercisable under the following conditions:

     o for registered holders of BDSI common stock (i.e., those who don't hold their BDSI shares in "street name"), the holder must exercise a "lock-up" agreement in favor of BDSI and BND agreeing not to transfer the Rights; and

     o the exercising holder (regardless of how such holder holds BDSI common stock) must sign a joinder agreement to be bound by the terms of the Operating Agreement, which will severally restrict the rights of the holders of Class B Shares. See "Risk Factors - Risks Related to the Distribution, Rights and the Class B Shares" and "The Operating Agreement and the Rights of the Holders of Class B Shares."

     Holders of BDSI common stock who hold their shares in "street name" (i.e. through a broker nominee) will be automatically precluded from transferring their Rights as a result of the electronic systems utilized by the Depository Trust Company, or DTC.

     FAILURE TO TIMELY EXERCISE THE RIGHTS UNDER THESE CONDITIONS WILL RESULT IN THE EXPIRATION OF THE RIGHTS. IF YOUR RIGHTS EXPIRE, YOU WILL BE INELIGIBLE TO RECEIVE CLASS B SHARES PURSUANT TO THE RIGHTS.

     The Rights are non-transferable, non-redeemable and do not entitle the holder to obtain additional interests in BDSI.

     BDSI currently intends to distribute the Rights by book entry. If you are a registered holder of BDSI stock as of the Record Date, instead of physical certificates, you will receive from BDSI's transfer agent shortly after the Distribution Date a statement of your book entry account for the Rights. If you are not a registered holder of BDSI common stock because such Rights are held on your behalf by your stockbroker or other nominee (i.e., if you hold in "street name"), your Rights should be credited to your account with your stockbroker or nominee on or about the Distribution Date. See "The Rights, The Distribution and the Exercise of the Rights." We intend to effect distributions of Additional Rights by BDSI in a similar manner.

     Q: WHAT DO I HAVE TO DO TO RECEIVE MY RIGHTS?

     A: "Street name" holders of BDSI common stock will receive their non-transferable Rights via a credit to their account with their broker or nominee on or about the Distribution Date. DTC will not allow "street name" holders to transfer their Rights.

     For registered holders of BDSI common stock, as a condition to being entitled to receive Rights, you must agree to refrain from the sale, transfer or encumbrance of the Rights by executing and returning the "lock-up" agreement in favor of BDSI and BND which accompanies this prospectus. Assuming that you return your fully executed lock-up agreement, your Rights will be either reflected in an account statement that BDSI's transfer agent will send to you shortly after the Distribution Date.

     Q: WHEN WILL I RECEIVE MY RIGHTS?

     A: If you hold shares of BDSI common stock in your own name, your account statement will be mailed to you on or about the Distribution Date, assuming you comply with all requirements. You should allow several days for the mail to reach you.

     If you hold your shares of BDSI common stock through your stockbroker, bank or other nominee, you are probably not a stockholder of record of BDSI and your receipt of Rights will depend on your arrangements with the nominee that will holds your Rights for you. We anticipate that stockbrokers and banks generally will credit their customers' accounts with Rights on or about the Distribution Date, but you should check with your stockbroker, bank or other nominee. See "The Distribution and the Exercise of the Rights--Manner of Effecting the Distribution."

     Q: WHEN WILL I RECEIVE MY ACTUAL CLASS B SHARES?

     A: The Rights are not exercisable for a period of six (6) months following the Distribution Date. Assuming that you agree to the lock-up agreement terms and timely exercise your Rights during the Exercise Period and otherwise fulfill all conditions to exercise (including the payment of the Exercise Price), you will receive your Class B Shares at that time. See "The Rights, The Distribution and the Exercise of the Rights - Manner of Exercising the Rights." You may not partially exercise your Rights. If you receive fractional Rights based on your holdings of BDSI common stock, such Rights will be rounded up to the nearest whole Right.

     Q: WHO WILL CONTROL BND PRIOR TO AND FOLLOWING THE EXERCISE OF THE RIGHTS?

     A: Prior to and following the exercise of the Rights and any Additional Rights, BDSI shall remain (regardless of the number of Class A Shares or Class B Shares it owns) the managing member of BND and shall have the right to appoint the member's of BND's board of directors who shall, in turn, have the right to appoint BND's officers. See "The Operating Agreement and the Rights of the Holders of Class B Shares" for a description of the rights of the holders of Class B Shares and the rights of BDSI as the managing member of BND. As a result, BDSI will always control BND.

     Q: HOW WILL THE DISTRIBUTION AND EXERCISE OF RIGHTS AFFECT THE MARKET PRICE OF BSDI'S COMMON STOCK?

     A: BDSI is expecting that the trading price of its common stock immediately following the Distribution should be similar to the price of its common stock prior, since the business opportunities evidenced by the Shares will continue to be held by BDSI for at least the six-month period following the Distribution Date.

     Q: WHERE WILL MY RIGHTS AND CLASS B SHARES BE TRADED?

     A: Neither the Rights nor the Class B Shares are expected to have any public market at any time.

     Q: WHAT IF I WANT TO SELL MY BDSI COMMON STOCK OR MY RIGHTS OR MY CLASS B SHARES?

     A: You should consult with your own financial advisors, such as your stockbroker, bank or tax advisor regarding sales of BDSI common stock. BDSI does not make recommendations on the purchase, retention or sale of shares of BDSI common stock.

     The Rights will be non-transferable and non-redeemable, and holders of Rights will not have the opportunity to receive Class B Shares unless and until the Rights are properly exercised and certain other conditions are fulfilled. Furthermore, the Class B Shares will be subject to the transfer restrictions contained in the Operating Agreement, which means that you will not be able to sell or transfer your Class B Shares without the prior approval of BDSI, which approval may be withheld for any reason.

     Q: HOW WILL THE DISTRIBUTION AFFECT THE CASH DIVIDENDS I MIGHT RECEIVE IN THE FUTURE ON MY BDSI SHARES?

     A: BDSI does not have any current plans to pay any cash dividends. The declaration and payment of cash dividends is at the discretion of BDSI's board of directors and will be subject to BDSI's financial results and the availability of surplus funds to pay dividends. The declaration of cash dividends and the amount thereof will depend on a number of factors, including BDSI's financial condition, capital requirements, results of operations, future business prospects and other factors BDSI's board of directors may deem relevant. No assurance can be given that BDSI will pay any dividends, other than the distribution of Additional Rights. However, it is not anticipated that the Distribution will materially affect any future decision by BDSI's board of directors to declare or pay cash dividends on BDSI stock.

     Q: WILL BND PAY DIVIDENDS?

     A: As a limited liability company, BND does not pay dividends, but rather makes distributions of available net cash (such term to be further defined in the Operating Agreement). The Operating Agreement grants our board of directors (the members of which are appointed exclusively by BDSI) discretion as to when, if at all, distributions shall be made. BND does not have any current plans to make any distributions, except to allow holders of Shares to pay federal income taxes on income which may be allocated to them as a member of BND. The payment of distributions will be, both prior to and following the exercise of the Rights and any Additional Rights, at the discretion of our board of directors and will be subject to a number of factors, including BND's available net cash, financial condition, capital requirements, results of operations, future business prospects and other factors which our board of directors may deem relevant. No assurance can be given that BND will make distributions to the holders of Class B Shares.

     Q: WHEN WILL BDSI MAKE DISTRIBUTIONS OF ADDITIONAL RIGHTS?

     A: Although it will not be required to do so, it is anticipated that, at the end of the first fiscal quarter following the initial six (6) month period following the Distribution Date, BDSI will initiate a three (3) year irrevocable policy, subject to applicable corporate and securities laws, under which BDSI will make quarterly distributions of additional rights to purchase 3,545,931 Class B Shares. BDSI will endeavor to distribute an equal amount of Additional Rights at the end of each subsequent quarter so as to evenly distribute over such three (3) year period Additional Rights to acquire an aggregate of 3,545,931 Class B Shares (approximately 300,000 Additional Rights per quarter in the aggregate). However, this number of Additional Rights (and the number of Class B Shares issuable upon the exercise thereof) will fluctuate (and may change substantially) depending on the number of BDSI shares outstanding as of the end of any given fiscal quarter during such three (3) year period.

     Unlike the Class B Shares which can be acquired following the initial Distribution, all Additional Rights will be exercisable, in each case, for a twelve (12) month period, (i) immediately upon receipt by Company stockholders and (ii) at the then fair market value of the Class B Shares on the date that Additional Rights are distributed. An independent report will be prepared quarterly to update the valuation of BND and the exercise price of the Additional Rights will be set based on such valuation. All proceeds from the exercise of Additional Rights shall be received by BDSI. You may not partially exercise your Additional Rights. If you receive fractional Additional Rights based on your holdings of BDSI common stock, such Additional Rights will be rounded up to the nearest whole Right.

     Q: WILL I HAVE TO PAY TAXES ON THE RIGHTS THAT I RECEIVE PURSUANT TO THE DISTRIBUTION?

     A: It is anticipated that the Distribution will be taxable to BDSI stockholders for U.S. federal income tax purposes. The tax will be based on the fair market value of the Rights at the time of the Distribution. However, we have received a report from a third-party valuation firm that places no current value on BND. As a result, it is not anticipated that you will have to pay tax upon your receipt or exercise of the Rights. The IRS may not agree with this treatment and you should consult your our tax and legal advisors regarding your receipt and exercise of the Rights.

     Q: WHAT WILL BE THE TAX CONSEQUENCES OF OWNING CLASS B SHARES?

     As a holder of Class B Shares, you will be allocated income and loss as a member of BND. Even if income is allocated to you, you may not receive cash distributions from BND in order to pay taxes on such income. Such "phantom income" may require you to find other sources of cash with which to pay taxes on such income. In addition, the Operating Agreement grants our board of directors the right, in its sole discretion, to convert BND from a limited liability company to a "C" corporation. At the present time, if this occurs and if BND thereafter makes dividend payments, you will be taxed on such dividends. See "Risk Factors" and "Federal Tax Aspects."

     Q: WILL THERE BE ANY CHANGE IN THE UNITED STATES FEDERAL TAX BASIS OF MY BDSI SHARES AS A RESULT OF THE DISTRIBUTION?

     A: If the Distribution is treated as a taxable dividend, your tax basis in your BDSI shares will be not reduced. If the Distribution is not treated as a dividend, your tax basis in your BDSI common stock may be reduced by the fair market value of the Rights. BDSI believes it does not now have any current or accumulated earnings or profits and that the Distribution will not be treated as a dividend.

     If you are the registered holder of your BDSI shares, you will receive information with your account statement that will help you calculate the adjusted tax basis for your BDSI shares, as well as the tax basis for your BND shares. See "Federal Tax Aspects."

     Q: WHERE CAN I GET MORE INFORMATION?

     A: If you have any questions relating to the mechanics of the Distribution and the delivery of account statements or the trading of BDSI shares prior to the Distribution, you can contact the Distribution Agent at the following address and phone number:

                  Kashner Davidson Securities Corporation
                  77 South Palm Avenue
                  Sarasota, Florida 34236
                  Phone: (800) 678-2626
                  Attention:  Matt Meister

     For questions related to the Distribution, the Rights, the exercise of the Rights and BND or BDSI generally, please contact our investor relations group:

                  L.G. Zangani, LLC
                  9 Main Street
                  Flemington, New Jersey 08822
                  Phone: (908) 788-9660
                  Attention: Leonardo Zangani

                             BUSINESS AND PROPERTIES

Our Business, Opportunity and Industry

     We are the exclusive world-wide perpetual licensee of BDSI's proprietary encochleation drug delivery technology for non-pharmaceutical use in the processed food and beverage industries for both human and animal consumption. As a current subsidiary of BDSI, we have only entered into the license with BDSI and have not conducted any meaningful business or operations of any kind or nature, except for certain testing and research of the licensed technology.

     Our business opportunity is based solely upon BDSI's encochleation technology platform, which will enable the company to encapsule or "wrap" a selected nutrient into a crystalline structure, termed a "cochleate" cylinder, for use in processed foods and beverages. A nutrient is any substance found in food that the body can use to obtain energy, synthesize tissue or regulate body functions. Micronutrients can assist with the removal of potentially damaging free radicals from the body. Free radicals (resulting from, among other things, smoking, alcohol consumption and pollution) cause damage to the tissues in the body and have been linked with the onset of various other diseases, including heart disease and cancer.

     All of the components of the cochleate cylinder are naturally occurring substances. We believe that the cochleate cylinder provides an effective delivery mechanism without forming a chemical bond, or otherwise chemically altering, the nutrient. The encochleation process and delivery platform is being developed by BDSI in collaboration with the University of Medicine and Dentistry of New Jersey and the Albany Medical College, which have granted BDSI the exclusive worldwide licenses under applicable patents. When wrapped in the cochleate cylinders, we anticipate that these nutrients will better retain their properties for digestions in both humans and animals.

     The advantage of encochleating micronutrients such as certain anti-oxidants is the ability to add these to the food or beverage product and thus enhance the nutritional value of the product. In many cases, the harsh manufacturing and storage conditions associated with processed foods and beverages destroy the natural content of certain micronutrients and in other cases defeat attempts to add micronutrients to processed foods and beverages. Such things as high temperature, water (hydrolysis), air (oxidation), enzymes, pH (acidity/alkalinity), pressure, light exposure and grinding can all contribute to the destruction of fragile micronutrients during manufacture, storage, and meal preparation. Encochleation of the micronutrient may be able to provide protection during manufacturing, storage, and meal preparation thus enhancing the nutritional value of the product. In some cases, the micronutrient may impart an unpleasant flavor, and using encochleation can mask the unpleasant flavor.

     We have obtained an exclusive worldwide license from BDSI with the right to sublicense for applications of the BDSI's nano-cochleate technology to processed foods and beverages. Under the terms of the license, we have agreed to pay an 8% royalty on sublicense income to BDSI, to contract back with BDSI for certain formulation work and to exclusively license-back to BDSI on a royalty-free basis and for worldwide non-processed food and beverage use (including nutraceuticals, cosmetic and over the counter and prescription drugs) any improvements in the delivery technology which we develop.

     We do not intend to directly sell products to any end market but rather to commercially exploit our rights to the encochleation technology by sub-licensing to existing food and beverage companies who will sell their products through their own sales force, independent distributors and/or sales agents. The nutritional products industry seeks to deliver performance ingredients for use throughout the food and animal health industries to enhance nutritional fortification, processing, mixing, packaging applications and shelf-life improvement.

     BDSI has previously entered into an evaluation agreement and begun testing of the encochleation technology for use in the pet food industries, which technology is now licensed to us. We have and will continue to monitor and develop the progress of our licensed technology under the evaluation agreement. Although we have not entered into any formal licensing agreements, or come to terms with any potential licensees, we are encouraged by our preliminary results and findings and believe that a viable business opportunity exists.

     We intend to identify licensees who will apply our licensed encochleating technology to processed foods, including snacks, such as chips, candies, breads, canned goods, packaged meals (such as microwaveable entrees), petfoods and pet treats, cheeses, cereals, soups, popcorn, pretzels and condiments. We further believe the technology might be applied to beverages, including sports drinks, enhanced waters, carbonated beverages, infant formulas, milk, juices, beer and wine. The commercial feed supplements segment will be targeted to businesses that manufacture and supply nutrients for animal health, predominantly to the cattle, poultry and swine industries. We intend to sub-license our licensed technology rights to as many major food processing companies as we can identify so long as such rights will not interfere with the rights of other licensees.

Our Background and Governance

     We were formed on January 8, 2003 as a Delaware limited liability company. As of the date of this prospectus, BDSI owns approximately 95.757% of our limited liability company interests, comprising 708,586 Class A Shares and 8,600,000 Class B Shares. As part of our formation, we also granted BDSI an option to purchase, from time to time for a five (5) year period ending January 8, 2008, all or any portion of an aggregate of 4,000,000 Class B Shares at a price per Class B Share of $0.01. We are currently governed by Operating Agreement, which was entered into by BDSI as the managing member and certain of our founders and officers as holders of Class B Shares. The Operating Agreement provides that BDSI shall appoint six (6) individuals who will serve on our board of directors. These individuals serve on our board of directors at the pleasure of BDSI and may be removed and replaced by BDSI at any time, with our without cause. See "Officers and Directors of the Company" for more information about the members of our board of directors.

     Our board of directors, under the supervision of BDSI, governs the major corporate decisions of BND and appoints our officers, who are responsible for the day-to-day management of BND. See "Officers and Directors of the Company" for more information about our officers.

     Our directors and officers are eligible to participate in our 2003 Class B Membership Share Option Plan and will otherwise receive such compensation as may be determined by our board of directors.

     On February 13, 2003, BDSI made an unsecured loan to us in the amount of $500,000 to cover formation expenses and working capital requirements. This loan accrues interest at a rate of 4.85% annually and will be paid back solely from 10% of any royalty revenue that may be received by BND, in preference to the holders of our Class B Shares, except for "tax distributions" paid to the holders of Shares. BDSI is under no obligation to make any capital contributions to us or loan further funds to us, although BDSI will contribute capital to us at any time it elects to exercise its option to purchase Class B Shares from us.

     Pursuant to the Operating Agreement, our limited liability company interests are divided into two classes of shares, Class A Shares and Class B Shares. Only BDSI holds Class A Shares. The holder of Class A Shares acts as our managing member and directly or indirectly makes all management decisions regarding BND. However, Class A Shares and Class B Shares are equivalent from an economic perspective, with the holders of such Shares (i.e., regardless of class) being able to participate proportionally (based on the percentage of aggregate Shares outstanding which are owned by a given holder) in distributions declared by our board of directors.

     Following the exercise of the Rights, we will continue to be governed by the Operating Agreement, and as a result, if you exercise your Rights and thus obtain Class B Shares, you will have no say over the management and control of BND, all such power being vested, directly or indirectly, in BDSI.

     In order to keep our operating expenses manageable, we have entered into a management services and administrative agreement with BDSI, since we believe our short-term objectives can be met without hiring full-time employees or renting space. Given that our business opportunity is to enter into sub-license agreements with food and beverage producers, a large corporate organization is unnecessary. Should our business opportunity develop as we envision it, our responsibilities should consist largely of identifying, securing and monitoring license arrangements with other companies who will be using our licensed technologies as part of their manufacturing processes and with their products. We do not intend to manufacture any products ourselves or to market any products directly to consumers. Our management services and administrative agreement with BDSI will terminate on __________, 2004 unless renewed by the consent of the parties on terms to be mutually agreed upon.

     Following the exercise of the Rights, holders of Class B Shares will be admitted as members of the Company and will, as such, be bound by the terms of the Operating Agreement. Holders of Class B Shares will have no rights to control BND and all such control rights shall be vested in BDSI, as the holder of our Class A Shares and our managing member, and the directors and officers directly or indirectly appointed by BDSI in its sole discretion. See "Risk Factors - Risks Relating to Distribution, Rights and the Class B Shares" and "The Operating Agreement and Rights of the Holders of Class B Shares."

Our Sublicense With BDSI

     On February ____, 2003, we entered into a perpetual world-wide exclusive sublicense for all opportunities in the processed food and beverage industry for both human and non-human use. In consideration of the sublicense grant, we shall pay to BDSI a royalty of 8% on all revenue which we receive from third parties. Among other matters, failure to make the payment of the royalties on a timely basis shall be cause for termination of the license. The sublicense granted to us is subject to a reserved right in BDSI to make, use and sell the licensed technology for any use for which BDSI has not given consent to us for development. We shall have the right to sublicense the sublicensed technology. Each sublicense granted by us shall be consistent with the provisions of our sublicense with BDSI and shall affirmatively recognize that the license may be assumed by BDSI. The sublicense may be terminated by BDSI at any time prior to our entering into any sublicense agreements. BDSI may terminate this sublicense subsequent to our entering into any sublicense in consideration for payment equal to six (6) times our trailing 12 months gross revenues.

     In addition, pursuant to the sub-license agreement, BDSI has granted us a license to use BDSI's registered trademark, "Bioral."

     BDSI shall continue to have full responsibility for and shall control the preparation and prosecution of all intellectual property and the maintenance of all the intellectual property relating to the sublicense, provided that all actions related thereto which we request, including, without limitation, the filing and prosecution of foreign intellectual property, shall be taken by BDSI and we shall be a full participant in the preparation and review of all filings. BDSI has agreed to take all actions reasonably necessary to diligently prosecute and maintain any intellectual property in the countries which we determine intellectual property relating to the sublicensed technology will be filed, prosecuted and maintained. BDSI shall have the first right, but not the duty, to institute patent infringement actions against third parties based on any technology under the license.

     Pursuant to the sublicense agreement, we shall defend, indemnify and hold BDSI, its officers, directors, employees and consultants harmless from and against any and all third party claims, suits or demands, threatened or filed for liability, damages, losses, costs and expenses (including the costs and expenses of attorneys and other professionals), at both trial and appellate levels, relating to the distribution, testing, manufacture, use, lease, sale, consumption on or application of the technology licensed by us, our affiliates or our sublicensees. BDSI shall defend, indemnify and hold us, our officers, directors, employees and consultants harmless from and against any and all third party claims for liability, damages, losses, costs and expenses (including the costs and expenses of attorneys and other professionals), at both trial and appellate levels, relating to (i) BDSI's rights to the technology under the sublicense agreement, (ii) breach of the representations, warranties and obligations of BDSI under the sublicense agreement, and (iii) any tax, duty, levy or government imposition on any sums payable by BND to BDSI pursuant to the sublicense agreement.

     Contemporaneously with the execution of the sublicense agreement, we were required to obtain and maintain comprehensive general liability insurance with a reputable and financially secure insurance carrier in order to cover our activities and our contractual indemnity under the sublicense agreement, which has minimum annual limits of liability of $1,000,000.00 per occurrence and $3,000,000 in the aggregate with respect to all occurrences being indemnified under the license. Such insurance policy shall be purchased and kept in force for the period of five (5) years.

     Failure by either us or BDSI to comply with any of the material obligations contained in the sublicense agreement shall entitle the other party to give to the defaulting party notice specifying the nature of the default and requiring it to cure such default. If such default is not cured within sixty (60) days after the receipt of such notice (or, if such default cannot be cured within such sixty (60) day period, if the party in default does not commence and diligently continue actions to cure such default), the notifying party shall be entitled, without prejudice to any of its other rights conferred on it by the sublicense agreement and in addition to any other remedies available to it by law or in equity, to terminate the sublicense agreement by giving written notice to take effect within thirty (30) days after such notice, unless the defaulting party shall cure such default within said thirty (30) days. The right of either party to terminate the sublicense agreement in such a manner shall not be affected in any way by such party's waiver or failure to take action with respect to any previous default.

Competition

     Competition in the nutrients delivery market is based primarily on performance, customer support, quality, service and price. The development of new and improved nutrient delivery techniques is important to our success. In addition, the winning and retention of customer acceptance through licensing programs may involve substantial expenditures of time and resources for applications testing and sales efforts. The biotechnology and nutrient delivery industries are subject to rapid and substantial technological change. Developments by others may render our licensed technologies noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Technological competition from biotechnology and food processing companies, universities, governmental entities and others diversifying into the field is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities and budgets than we do, as well as substantially more marketing, manufacturing, financial and managerial resources. These entities represent significant competition for us. Acquisitions of, or investments in, competing biotechnology companies by large corporations could increase such competitors' financial, marketing, manufacturing and other resources.

     We are a development-stage enterprise and are engaged in the development of novel nutrient delivery technologies. As a result, our resources are limited and we may experience technical challenges inherent in such novel technologies. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competition. Some of these technologies may have an entirely different approach or means of accomplishing similar effects compared to our licensed technology. Our competitors may develop nutrient delivery technologies that are safer, more effective or less costly than our intended products and, therefore, present a serious competitive threat to us. See "Risk Factors - Our competitors include many large and small companies, most of which have greater financial, research and development, production and other resources than we do."

Government Regulation

     Government regulation will be imposed based upon the consumers of products incorporating our licensed technology. With respect to human consumption, products incorporating our licensed technology will be regulated by the Food division of the Food and Drug Administration. With respect to animal consumption, products incorporating our licensed technology will be regulated by the U.S. Department of Agriculture and the individual state departments of agriculture. In addition, advertising claims made by potential sublicensees with respect to their products which may incorporate our licensed technology are subject to the jurisdiction of the Federal Trade Commission and the Food and Drug Administration. In both cases, such companies would be required to obtain scientific data to support any advertising or labeling health claims they make concerning their products, although no preclearance or filing is required to be made with either agency. Furthermore, in December, 2002, the Food and Drug Administration announced that it was loosening its requirements for the scientific substantiation of health claims on foods, allowing foods to carry "qualified" health claims. This action puts claims on foods on a similar footing to that allowed for dietary supplements and may inure to the benefit of potential licensees of ours who incorporate our nutrient delivery technology into their products. See "Risk Factors -- Commercialized products are subject to continuing regulation."

Properties

     We do not own any properties and our offices are provided to us pursuant to out management services and administrative agreement with BDSI.

Litigation

     We are not aware of any pending or threatened litigation against BND.

Employees

     None. Our operations are conducted pursuant to our management services and administrative agreement with BDSI, pursuant to which BDSI technically is the employer of our employees and is responsible for the payment of wages, the provision of benefits and other employee related matters.

Transfer Agent

     American Stock Transfer & Trust Company will be our rights agent for the Rights and the Additional Rights and the transfer agent for the Class A Shares and the Class B Shares.

Distribution Agent

     Kashner Davidson Securities Corporation, referred to herein as the Distribution Agent, will act as the distribution agent in connection with the Distribution. The Distribution Agent has agreed to be available to answer questions and inquiries from BDSI stockholders regarding the Distribution and the Rights. Pursuant to a Distribution Agent Agreement entered into between us and the Distribution Agent, and as consideration for the services to be performed by the Distribution Agent, the Distribution Agent will receive a right to purchase 200,000 Class B Shares as follows: 100,000 as of the Distribution Date and the balance in twelve (12), equal quarterly installments beginning with the first fiscal quarter following the six (6) month period following the Distribution Date. The Distribution Agent will receive no additional cash or other consideration for its services.

Changes in and Disagreements With Accountants

     None.



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                                       28

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

     The following is a discussion and analysis of our financial condition and plan of operations should be read in conjunction with the related notes appearing elsewhere in this prospectus. Financial statements have not been prepared and no financial transactions have occurred, other than the opening of a bank account, and minimal start-up expenses, as discussed below. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus. You should also read this discussion in conjunction with other sections of this prospectus, including "The Rights, the Distribution and the Exercise of the Rights" and "The Operating Agreement and Rights of the Holders of Class B Shares."

     Since our inception on January 8, 2003, we have conducted no business operations except for organizational and limited research activities. For the period from inception through February 18, 2003, we have had no revenue from operations and accumulated operating expenses amounted to $35,000. These operating expenses are related to start-up, legal and organizational expenses. Our business opportunity is based upon BDSI's encochleation technology platform, which will enable us to encapsulate or wrap a selected nutrient into a crystalline structure, termed a "cochleate" cylinder, for use in processed foods and beverages.

     On February 13, 2003, BDSI made an unsecured loan to us in the amount of $500,000 to cover formation expenses and working capital requirements. This loan accrues interest at a rate of 4.85% annually and will be paid back solely from 10% of any royalty revenue that may be received by BND, in preference to the holders of our Class B Shares, except for "tax distributions" paid to the holders of Shares. BDSI is under no obligation to make any capital contributions to us or loan further funds to us, although BDSI will contribute capital to us at any time it elects to exercise its option to purchase Class B Shares from us.

     As of February 18, 2003, we had approximately $500,000 in cash in the bank. We feel that this will meet our specific cash requirements for the next twelve months. In addition, we have completed a majority of the start-up activities necessary to position us to start seeking sublicenses of our licensed technology. We foresee incurring additional losses as we commence initial operations and until such time as we begin to generate revenue, of which there can be no assurance. If we are unable to generate sufficient revenue from operations to implement our business plans, we may explore available debt and equity financing alternatives. During the first year of our management services and administrative agreement with BDSI, we will not be required to reimburse BDSI for costs incurred by BDSI on our behalf. These costs will be reflected by us as expenses and as contributions of capital from BDSI, which treatment will have no impact on total members' equity in BND.

     Initially, Dr. Frank O'Donnell, our President and Chief Executive Officer, Mr. James McNulty, our Secretary, Treasurer and Chief Financial Officer and the members of our board of directors will be solely responsible for developing our business. However, when sufficient resources become available, we expect to employ additional officers and employees.

FOR THE PERIOD JANUARY 8, 2003 THROUGH FEBRUARY 18, 2003 (UNAUDITED)

Financial Condition, Capital Resources and Liquidity

     General

     At February 18, 2003, we had $500,000 in assets and $535,000 in liabilities which consist of our $500,000 note payable to BDSI and accounts payable of $35,000 for operating costs related to start up, legal and organizational expenses. Since inception, we have received $500,000 in the form of an unsecured loan from BDSI. This loan accrues interest at a rate of 4.85% annually and will be paid back solely from 10% of any royalty revenue that may be received by BND, in preference to the holders of our Class B Shares, except for "tax distributions" paid to the holders of Shares. BDSI is under no obligation to make any capital contributions to us or loan further funds to us, although BDSI will contribute capital to us at any time it elects to exercise its option to purchase Class B Shares from us.

     Our working capital is presently minimal, as the cash in bank is a loan from BDSI and there can be no assurance that our financial condition will improve. Management expects the loan from BDSI to fund our working capital needs through calendar year 2003.

     Using several methods, including our management services and administrative agreement with BDSI, management intends to control our expenditures until such time as we have sufficient capital to expand operations. During the first year of our management services and administrative agreement with BDSI, we will not be required to reimburse BDSI for costs incurred by BDSI on our behalf. These costs will be reflected by us as expenses and as contributions of capital from BDSI.

     Issuance of Securities

     At inception, we issued an aggregate of 412,500 of "founders" Class B Shares valued at $0 to the following individuals for services rendered in setting up BND, either directly or through our management services and administrative agreement with BDSI.

                                                                                 Number of
                                                                                 ---------
Name                                      Position                             Class B Shares
----                                      --------                             --------------
Dr. Raphael Mannino                       Executive Vice President and Chief      125,000
                                          Scientific Officer of BDSI

Susan Gould-Fogerite, Ph.D.               Director                                75,000

Donald L. Ferguson                        Senior Executive Vice President of      75,000
                                          BDSI

Ellenoff Grossman Schole & Cyruli, LLP    Outside legal counsel                   37,500

James A. McNulty                          Secretary, Treasurer and Chief          20,000
                                          Financial Officer

Samuel S. Duffey                          Outside legal counsel to BDSI           20,000

Susan G. Bonitz, Ph.D.                    Director                                20,000

Mauro Bove                                Director                                20,000

Christopher Chapman, M.D.                 Director                                20,000

                                 USE OF PROCEEDS

     BDSI is distributing the Rights, and will distribute the Class B Shares upon the exercise of the Rights, for its own account. BDSI will receive no proceeds from the distribution of the Rights.

                                 CAPITALIZATION

     Our total capitalization as of February 13, 2003 was $500,000 based on the loan we received from BDSI and an accumulated deficit of $35,000 in equity. We received no capital for (i) the 708,586 Class A Shares (ii) 9,012,500 Class B Shares or (iii) the option of BDSI to purchase from us, from time to time for a five (5) year period ending January 8, 2008, all or any portion of an aggregate of 4,000,000 Class B Shares at a price per Class B Share of $0.01, which securities we issued in each case on the date of our inception (January 8, 2003). Neither BDSI nor any other equity holder of BDSI is required to make capital contributions to us, although BDSI will contribute capital to us at any time it elects to exercise its option to purchase Class B Shares from us. Furthermore, we will receive none of the proceeds from the issuance by BDSI of Class B Shares upon the exercise of the Rights or any Additional Rights. For more information regarding our financial profile, please see "Management's Discussion and Analysis of Certain Relevant Factors."

                              PLAN OF DISTRIBUTION

     Once the registration statement of which this prospectus is part becomes effective, BDSI will effect the Distribution of the Rights to its stockholders. Beginning on the 6-month anniversary of the distribution of the Rights, holders thereof may exercise such Rights and receive Class B Shares. BDSI is not obligated to distribute the Rights. However, if BDSI distributes the Rights, it will be obligated to sell Class B Shares issuable upon the exercise of the Rights at a price equal to $0.01 per share.

     Holders of Rights and Class B Shares will not be able to transfer such securities, except in very limited circumstances (for estate planning purposes) or with the prior written approval of BDSI, as our managing member, which approval may be withheld for any reason or no reason. There will be no public market for the Rights or the Class B Shares issuable upon the exercise thereof. The Rights and the Class B Shares will be uncertificated. The restrictions on transfer of the Rights and the Class B Shares will be contained in, respectively, a lock-up agreement in favor of BDSI and the Operating Agreement.

     All costs, expenses and fees in connection with the registration of the Rights and the Class B Shares to be acquired upon the exercise thereof will be borne by BDSI.

     In order to comply with the securities laws of certain states, upon the exercise of the Rights, the Class B Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, the sale and issuance of the Class B Shares may be subject to the notice filing requirements of certain states. In addition, we will make copies of this prospectus available to BDSI and have BDSI of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the Class B Shares offered hereby. BDSI must furnish each broker which offers Class B Shares covered by this prospectus with the number of copies of this prospectus and any prospectus supplement that the broker requires.

     BDSI and any other persons participating in the sale or distribution of the Rights or the Class B Shares will be subject to liability under the federal securities laws and must comply with the requirements of the Securities Act and the Exchange Act and related rules and regulations. These rules and regulations may limit the timing of distributions, purchases and sales by the BDSI or any other such person.

     It is anticipated that, at the end of the first fiscal quarter following the initial six (6) month period following the Distribution Date, BDSI will initiate a three (3) year irrevocable policy, subject to applicable corporate and securities laws, under which BDSI will make quarterly distributions of Additional Rights to purchase an aggregate of 3,545,931 Class B Shares. BDSI will endeavor to distribute an equal amount of Additional Rights at the end of each subsequent quarter so as to evenly distribute over such three (3) year period Additional Rights to acquire an aggregate of 3,545,931 Class B Shares (approximately 300,000 Additional Rights per quarter in the aggregate). However, this number of Additional Rights (and the number of Class B Shares issuable upon the exercise thereof) will fluctuate (and may change substantially) depending on the number of BDSI shares outstanding as of the end of any given fiscal quarter during such three (3) year period.

     Unlike the Class B Shares which can be acquired following the initial Distribution, all Additional Rights will be exercisable, in each case, for a twelve (12) month period, (i) immediately upon receipt by Company stockholders and (ii) at the then fair market value of the Class B Shares on the date that Additional Rights are distributed. An independent report will be prepared quarterly to update the valuation of BND and the exercise price of the Additional Rights will be set based on such valuation. All proceeds from the exercise of Additional Rights shall be received by BDSI.

     You may not partially exercise your Rights or your Additional Rights. If you receive fractional Rights or Additional Rights based on your holdings of BDSI common stock, such Rights or Additional Rights will be rounded up to the nearest whole Right or Additional Right, as the case may be.

     All costs, expenses and fees in connection with the registration of the Additional Rights and the Class B Shares to be acquired upon the exercise thereof will be borne by BDSI.


                  [remainder of page intentionally left blank]

         THE RIGHTS, THE DISTRIBUTION AND THE EXERCISE OF THE RIGHTS

The Rights

     The Rights which BDSI stockholders as of the Record Date will receive in the Distribution will consist of a right to purchase Class B Shares. In the Distribution, each BDSI stockholder as of the Record Date will receive a right to purchase a pro rata share (based on its percentage holdings of BDSI) of 3,545,431 Class B Shares. As a holder of a Right, each BDSI stockholder as of the Record Date will be entitled, for a period of one (1) year following the six
(6) month anniversary of the Distribution Date, to purchase such amount of Class B Shares for an exercise price of $0.01 per Class B Share. The Rights are non-transferable and non-redeemable and do not entitle the holder to obtain additional Class B Shares or other interests in BDSI. No partial exercises of Rights will be permitted. In the event you receive fractional Rights based on your BDSI holdings, all such Rights will be rounded up to the nearest whole number of Rights.

     The Rights shall only be exercisable under the following conditions:

     o for registered holders of BDSI common stock (i.e., those who don't hold their BDSI shares in "street name"), the holder must exercise a "lock-up" agreement in favor of BDSI and BND agreeing not to transfer the Rights; and

     o the exercising holder (regardless of how such holder holds BDSI common stock) must sign a joinder agreement to be bound by the terms of the Operating Agreement, which will severally restrict the rights of the holders of Class B Shares. See "Risk Factors - Risks Related to the Distribution, Rights and the Class B Shares" and "The Operating Agreement and the Rights of the Holders of Class B Shares."

Holders of BDSI common stock who hold their shares in "street name" (i.e., through a broker or nominee) will be automatically precluded from transferring their Rights as a result of the electronic systems utilized by DTC.

     Failure to timely exercise the Rights under these conditions will result in the expiration of the Rights. If your Rights expire, you will be ineligible to receive Class B Shares pursuant to the Rights.

The Distribution

     Timing and Reasons for the Distribution

     It is anticipated that the Distribution Date will occur as soon as is practicable following the declaration by the SEC of the effectiveness of the registration statement of which this prospectus is a part. BDSI's board of directors and management believe that the Distribution and the distribution of Additional Rights is in the best interests of BDSI, BDSI's stockholders and BND. BDSI's board of directors and management believe that facilitating a process of separating BND and its technology from the rest of BDSI's businesses will allow both BND and BDSI to focus on their respective businesses and provide them with the flexibility to pursue different strategies and react quickly to changing market environments. BND's business is a distinct business with significant differences from BDSI's other current operations with respect to its markets, products, liability exposure and plans for growth. BDSI's board of directors and management believe that separating the two companies will enhance the ability of each of BND and BDSI to focus on their respective core businesses, their own research and development efforts, pursue different strategic initiatives and new business opportunities and to isolate the risks and liabilities associated with the disparate business opportunities.

     Reasons for BDSI's Retention of Shares in BND

     BDSI is retaining an interest in BND (evidenced by Class A Shares) so that it can act as our managing member in accordance with the terms of the Operating Agreement.

     Prior to the exercise of the Rights, BDSI will own 8,600,000 Class B Shares in the aggregate. An aggregate of 3,545,431 of these Class B Shares will be available for purchase from BDSI upon the exercise of the Rights. The remaining amount of Class B Shares (5,054,569, plus an additional 4,000,000 Class B Shares which may be by BDSI from us acquired in the future pursuant to five (5) year option we granted BDSI upon our formation) will either be held by BDSI, sold by BDSI or be available for purchase from BDSI upon the distribution by BDSI, and subsequent exercise, of Additional Rights.

     Assuming the full exercise by all of the Rights and all of the Additional Rights (and further assuming (i) the exercise of all options and class A warrants to purchase BDSI common stock, and (ii) the issuance and exercise of Additional Rights relating to such common stock, and (iii) the exercise by BDSI of a sufficient number of Class B Shares under its option from us to purchase Class B Shares and (iv) that such Class B Shares are made available for acquisition by BDSI stockholders), BDSI will be entitled to receive approximately 6% of the distributions of cash made by BND, although this percentage is subject to dilution.

     Manner of Effecting the Distribution

     BDSI currently intends to distribute the Rights by book entry. If you are a registered holder of BDSI stock as of the Record Date, instead of physical certificates, you will receive from BDSI's transfer agent shortly after the Distribution Date a statement of your book entry account for the Rights. Following the Distribution, you may request physical Rights certificates if you wish, and instructions for making that request will be furnished with your account statement. If you are not a registered holder of BDSI common stock because such rights are held on your behalf by your stockbroker or other nominee, your Rights should be credited to your account with your stockbroker or nominee on or about the Distribution Date.

     "Street name" holders of BDSI common stock will receive their non-transferable Rights via a credit to their account with their broker or nominee on or about the Distribution Date. DTC will not allow "street name" holders to transfer their Rights.

     For registered holders of BDSI common stock, as a condition to being entitled to receive Rights, you must agree to refrain from the sale, transfer or encumbrance of the Rights by executing and returning the "lock-up" agreement in favor of BDSI and BND which accompanies this prospectus. Assuming that you return your fully executed lock-up agreement, your Rights will be reflected in an account statement that BDSI's transfer agent will send to you shortly after the Distribution Date.

     If you hold shares of BDSI common stock in your own name, your account statement will be mailed to you on or about the Distribution Date. You should allow several days for the mail to reach you. If you hold your shares of BDSI common stock through your stockbroker, bank or other nominee, you are probably not a stockholder of record of BDSI and your receipt of Rights will depend on your arrangements with the nominee that will hold your Rights for you. We anticipate that stockbrokers and banks generally will credit their customers' accounts with Rights on or about the Distribution Date, but you should check with your stockbroker, bank or other nominee.

     If and when BDSI makes distributions to its stockholders of Additional Rights, such distributions will be affected in the same manner as described above.

Exercise of the Rights

     Assuming that, as a registered holder of BDSI stock, you agree to the lock-up agreement terms and timely exercise the Right during the Exercise Period and otherwise fulfill all conditions to exercise (including the payment of the Exercise Price), you will receive your Class B Shares upon the payment of the Exercise Price and your execution of a joinder agreement wherein you will agree to be bound by the terms of the Operating Agreement as it relates to non-managing members of BND. Assuming that you return your fully executed joinder agreement, your Rights will be deemed properly exercised and your Class B Shares will be reflected in an account statement that BDSI's transfer agent will send to you shortly after the Distribution Date.

     If you hold your BDSI common stock in "street name," we anticipate that you will be mailed a form whereby you will check a box indicating your agreement to be bound by the terms of the Operating Agreement. You will return this form with the payment of your exercise price and, thereafter, we anticipate that stockbrokers and banks generally will credit your accounts with Class B Shares within a reasonable period following your exercise of your Rights, but you should check with your stockbroker, bank or other nominee.

     In the event that BDSI elects to make distributions to its stockholders of Additional Rights, such Additional Rights will be exercisable in the same manner as described above.

Additional Rights and the Exercise Thereof

     It is anticipated that, at the end of the first fiscal quarter following the initial six (6) month period following the Distribution Date, BDSI will initiate a three (3) year irrevocable policy, subject to applicable corporate and securities laws, under which BDSI will make quarterly distributions of Additional Rights to purchase 3,545,931 Class B Shares. BDSI will endeavor to distribute an equal amount of Additional Rights at the end of each subsequent quarter so as to evenly distribute over such three (3) year period Additional Rights to acquire an aggregate of 3,545,931 Class B Shares (approximately 300,000 Additional Rights per quarter in the aggregate). However, this number of Additional Rights (and the number of Class B Shares issuable upon the exercise thereof) will fluctuate (and may change substantially) depending on the number of BDSI shares outstanding as of the end of any given fiscal quarter during such three (3) year period.

     Unlike the Class B Shares which can be acquired following the initial Distribution, all Additional Rights will be exercisable, in each case, for a twelve (12) month period, (i) immediately upon receipt by Company stockholders and (ii) at the then fair market value of the Class B Shares on the date that Additional Rights are distributed. An independent report will be prepared quarterly to update the valuation of BND and the exercise price of the Additional Rights will be set based on such valuation. The Additional Rights are non-transferable and non-redeemable and only entitle the holder to obtain additional Class B Shares for the period in which the applicable Additional Rights are exercisable. All proceeds from the exercise of Additional Rights shall be received by BDSI.

     No partial exercises of Additional Rights will be permitted. In the event you receive fractional Additional Rights based on your BDSI holdings, all such Additional Rights will be rounded up to the nearest whole number of Additional Rights. The Additional Rights shall only be exercisable if, to the extent the exercising holder has not signed a joinder to the Operating Agreement, the exercising holder must agree to be bound by the terms of the Operating Agreement, which will restrict the rights of the holders of Class B Shares solely to economic (and no control) rights. See "Risk Factors - Risks Related to the Distribution, Rights and the Class B Shares" and "The Operating Agreement and the Rights of the Holders of Class B Shares."

     Failure to timely exercise the Additional Rights under these conditions will result in the expiration of the Additional Rights. If any your Additional Rights expire, you will be ineligible to receive Class B Shares pursuant to such Additional Rights.

     We intend to file post-effective amendments to the registration statement of which this prospectus is a part on a quarterly basis updating the relevant disclosure with respect to our business and financial condition (including financial statements) as well as the appraised value of the Additional Rights.




                  [remainder of page intentionally left blank]

       THE OPERATING AGREEMENT AND RIGHTS OF THE HOLDERS OF CLASS B SHARES

     The following is a summary of the principal terms of the Operating Agreement and the rights of the holders of Class B Shares. You will only receive Class B Shares if you properly exercise your Rights or Additional Rights.

     This summary is qualified by reference to the other provisions of this prospectus and the Operating Agreement, the form of which is an exhibit to the registration statement of which this prospectus is a part. The following terms should be read in conjunction with the discussion of "Risk Factors" and other sections of this prospectus.

_____________________________________________________________________________________________________________________
Securities..................................  Class B Membership Shares of BND.
_____________________________________________________________________________________________________________________

Capitalization..............................  The limited  liability  company  interests of BND are divided into two classes:  Class A Membership Shares and Class B Membership Shares.


                                              Assuming  the full  exercise  of all the Rights  during  the  Exercise
                                              Period,   approximately   3,545,431   Class  B  Shares,   representing
                                              approximately  49% of the equity  interests in BND (i.e., the right to participate  in  distributions  made  by  us)  will  be  held  by  the stockholders of BDSI as of the Record Date,  which interest is subject to dilution.


                                              Assuming  the full  exercise  of all the Rights  during  the  Exercise
                                              Period,  BDSI will own all of the Class A Shares (thus  entitling BDSI to act as our managing  member) and  approximately  5,054,569  Class B
                                              Shares.  This  amounted will be diluted upon the issuance and exercise of Additional  Rights,  in connection with the exercise by BDSI of its five (5) year option to purchase  from us in the future an  additional
                                              4,000,000 Class B Shares, and other factors.


                                              Our 2003 Class B  Membership  Share  Option  Plan  allows our board of directors  (even prior to the exercise of the Rights) to issue options
                                              to  directors,   officers  and  consultants  of  BND  to  purchase  an
                                              aggregate  of  1,000,000  Class B Shares,  representing  approximately
                                              6.8% of the equity interests in BND on a fully diluted basis.


                                              Our board of directors  will also have the right to issue an unlimited number of additional Class B Shares or other equity  securities of BND
                                              (thus diluting all existing Share holders,  including BDSI) including, without  limitation,  to (i) the  Distribution  Agent as consideration for  services  rendered to BND in  connection  with the  Distribution,
                                              (ii)  in  connection   with  capital  raising  efforts  and  (iii)  in
                                              connection with the formation of joint ventures with third parties.

                                                          37

                                              On February 13, 2003,  BDSI made an unsecured loan to us in the amount
                                              of  $500,000  to  cover   formation   expenses  and  working   capital
                                              requirements.  This loan  accrues  interest at an annual rate of 4.85%
                                              and will be paid back solely from 10% of any royalty  revenue that may be  received  by BND,  in  preference  to the  holders  of our Class B
                                              Shares,  except  for  "tax  distributions"  paid  to  the  holders  of
                                              Shares.   BDSI  is  under   no   obligation   to  make   any   capital
                                              contributions  to us or loan further  funds to us,  although BDSI will contribute  capital to us at any time it elects to exercise its option to purchase Class B Shares from us.
_____________________________________________________________________________________________________________________

Capital Contributions.......................  No  holder  of  Shares  (regardless  of  class)  will be  required  to contribute  capital to us, although BDSI will contribute capital to us at any time it elects to  exercise  its  option  to  purchase  Class B
                                              Shares from us.
_____________________________________________________________________________________________________________________

Managing Member.............................  BDSI  will act as our  managing  member  and will  have the  exclusive responsibility  for the management of our business.  BDSI will appoint the members of our board of directors  who, in turn,  will appoint our officers.  Holders of Class B Shares  will have no  management  rights whatsoever.
_____________________________________________________________________________________________________________________

Board of Directors; Officers................  Pursuant to the terms of the Operating  Agreement,  BDSI will delegate the  responsibility  of the  management  of our business to a board of directors who will be empowered to act as a standard  corporate  board of  directors.  BDSI will have the right to elect and  remove  members of the  board  of  directors  in its  sole  discretion.  The  board of directors  will,  in turn,  elect  the  officers  of BND,  who will be responsible for the day-to-day management of BND.


                                              The  initial  board  of  directors  shall  consist  of  the  following individuals:  Susan G. Bonitz, Ph.D., Mauro Bove, Christopher Chapman,
                                              M.D., Susan  Gould-Fogerite,  Ph.D.,  Francis E. O'Donnell,  Jr., M.D.
                                              and L.M. Stephenson, M.D.


                                              The initial  officers of BND (and their  titles)  shall consist of the following individuals:  Francis E. O'Donnell,  Jr. M.D., President and
                                              Chief Executive Officer,  and James A. McNulty,  Secretary,  Treasurer
                                              and Chief Financial Officer.


                                              Except  for Dr.  Bonitz and Mr.  Bove,  all of these  individuals  are currently officers and/or directors of BDSI.
_____________________________________________________________________________________________________________________

Distributions of Available Net Cash.........  Available Net Cash shall be distributed  to Share holders  (regardless of the class of such Shares) on a pro rata basis


                                                         38

                                              (based on the  percentage of the  aggregate  Shares owned) when and at such times as our board of directors,  in its sole discretion,  elects to make distributions of Available Net Cash.

                                              "Available  Net Cash" is defined  in the  Operating  Agreement  as any operating  receipts  of the  BND  (not  including  the  cash  proceeds received by BND in  connection  with the BDSI loan but  including  any capital event) after payment of (i) any amounts  required to pay costs and expenses of BND,  including normal operating  expenses,  taxes and professional  or other fees,  (ii) any  payments of any  indebtedness, and (iii)  amounts of any reserves as may  reasonably be determined by our board of directors.
_____________________________________________________________________________________________________________________

Tax Distributions...........................  Our board of  directors  will make annual  distributions  of Available
                                              Net Cash,  if  available,  to allow  holders of Shares to pay  federal income  taxes on income  which may be  allocated to them as members of
                                              BND.
_____________________________________________________________________________________________________________________

Allocations of Profits and Losses...........  All items of income,  gain,  loss,  and deduction will be allocated to
                                              the  Share  holders  in  a  manner   generally   consistent  with  the
                                              distribution  provisions  outlined under  "Distributions  of Available
                                              Net Cash" above.
_____________________________________________________________________________________________________________________

Employee Incentives.........................  Our board of directors,  pursuant to the authority granted to it under the  Operating  Agreement,  has  established a 2003 Class B Membership
                                              Share  Option Plan for the  directors,  officers  and  consultants  of
                                              BND.  This plan  allows  for the  issuance  to such  persons  of up to
                                              1,000,000  Class  B  Shares,  representing  approximately  6.8% of the equity interests in BND on a fully diluted basis.
_____________________________________________________________________________________________________________________

Withdrawal and Transfer;
Right of First Refusal......................  The  Operating  Agreement  provides  that  holders  of Shares  may not withdraw  from BND except  with the  consent  of BDSI as the  managing member.  Additionally,  holders of Class B Shares may not transfer any of their  Class B Shares  or  rights  under  the  Operating  Agreement except with the consent of the managing  member,  except for customary estate tax  planning  exceptions.  In the event that a holder of Class
                                              B Shares is permitted to transfer Class B Shares,  such Class B Shares will be first subject to a right of first refusal by BND.
_____________________________________________________________________________________________________________________

Periodic Reports............................  We will be a  reporting  company  under  the  Exchange  Act  upon  the effectiveness of the  registration  statement of which this prospectus is a part and will  thus file  periodic  reports  required  thereunder with the SEC.
_____________________________________________________________________________________________________________________

                      OFFICERS AND DIRECTORS OF THE COMPANY

     The members of our board of directors and our executive officers and their ages as of January 8, 2003 (the date of our formation) are as follows:



            Name                     Age             Position(s) Held
            ----                     ---             ----------------
Francis E. O'Donnell, Jr., M.D.......53     President, Chief.Executive.Officer.and.Director

James A. McNulty.....................52     Secretary, Treasurer.and.Chief.Financial.Officer

Susan G. Bonitz, Ph.D.    ...........[.]    Director

Mauro Bove...........................[.]    Director

Christopher Chapman, M.D.............[.]    Director

Susan Gould-Fogerite, Ph.D...........[.]    Director

L.M. Stephenson, Ph.D................[.]    Director

     There are no family relationships between any of the above named directors or executive officers.

     Francis E. O'Donnell, Jr., M.D., age 53, has been our President, Chief Executive Officer and Director since our formation on January 8, 2003. He has also been Chief Executive Officer, President, Chairman and Director of BDSI on a full time basis since March 29, 2002 when Dr. O'Donnell executed an employment agreement with BDSI to become full-time interim President and Chief Executive Officer. For more than the last five years, Dr. O'Donnell has served as managing director of The Hopkins Capital Group, an affiliation of limited liability companies which engage in business development and venture activities. He has been Chairman of Laser Sight Inc. (LASE), a publicly traded manufacturer of advanced refractive laser systems since 1993. He is a founder and chairman of RetinaPharma Technologies, Inc. and a managing partner of Biotech Specialty Partners, LLC, an alliance of specialty pharmacy and biotechnology companies. Dr. O'Donnell is a graduate of The Johns Hopkins School of Medicine and received his residency training at the Wilmer Ophthalmological Institute. Dr. O'Donnell is a former professor and Chairman of the Department of Ophthalmology, St. Louis University School of Medicine. Dr. O'Donnell holds 25 U.S. Patents. Dr. O'Donnell is the 2000 Recipient of the Jules Stein Vision Award sponsored by Retinitis Pigmentosa International. Dr. O'Donnell's address is 709 The Hamptons Lane, Chesterfield, MO 63017.

     James A. McNulty, age 52, has been our Secretary, Treasurer, and Chief Financial Officer since our formation on January 8, 2003. He has also served as the Secretary, Treasurer, and Chief Financial Officer of BDSI on a part time basis (estimated to constitute approximately 80% of his time) since October 2000. Mr. McNulty has, since May 2000, also served as Chief Financial Officer of Hopkins Capital Group, an affiliation of limited liability companies which engage in venture activities. Hopkins Capital Group is owned and controlled by Dr. Francis E. O'Donnell, Jr. Mr. McNulty has performed accounting and consulting services as a Certified Public Accountant since 1975. He co-founded Pender McNulty & Newkirk, which became one of Florida's largest regional CPA firms, and was a founder/principal in two other CPA firms, McNulty & Company, and McNulty Garcia & Ortiz. He served as CFO of Star Scientific, Inc. from October 1998 to May 2000. From June 2000 through January 2002 he served as CFO/COO of American Prescription Providers, Inc. He is a principal in Pinnacle

Group Holdings, a real estate development company developing a major downtown Tampa destination entertainment complex. He is a published co-author (with Pat Summerall) of Business Golf, the Art of Building Relationships on the Links. Mr. McNulty is a graduate of University South Florida, a licensed Certified Public Accountant, and is a member of the American and Florida Institutes of CPA's. Mr. McNulty's address is 4419 W. Sevilla Street, Tampa, FL 33629

     Susan G. Bonitz, Ph.D., age ____, has been a director of BND since our formation on January 8, 2003. Since November 2002, Dr. Bonitz has served on BDSI's Scientific Advisory Board. From 1999 to present, she has acted has a biotechnology consultant to L.G. Zangani, LLC, an investor relations and consulting firm. From 1995 to present, she has acted as a Mentor for Scientific Research at Hunterdon Central Regional High School in Flemington, New Jersey. Dr. Bonitz received her Ph.D. in Molecular Biology from Columbia University in 1980 and a B.A. in Chemistry from Douglass College, Rutgers University in1976. Dr. Bonitz's address is 21 Sleepy Hollow Drive, Flemington, NJ 08822.

     Mauro Bove, age ____, has been a director of BND since our formation on January 8, 2003. Mr. Bove has twenty years of business and management experience within the pharmaceutical industry. He has served in a number of senior positions in business, licensing and corporate development within Sigma-Tau, one of the leading Italian pharmaceutical groups, with subsidiaries in most European countries and in the United States. He has played a pivotal role in various international licensing and merger and acquisition transactions, including the formation of IRBM, a joint venture established by Sigma-Tau and Merck, Sharp & Dohme with the objectives of studying and creating new active substances regarding the immune system, as well as new therapies to treat viruses. He presently heads the Corporate Development Department and sits on the Board of Directors of Sigma-Tau Finanziaria S.p.A., the Sigma-Tau's holding company. Mr. Bove earned a law degree from the University of Parma, Italy, in 1980. In 1985, he attended the Academy of American and International Laws at the International and Comparative Law Center - Dallas, Texas. He is a member of the Licensing Executives Society (LES). Mr. Bove's address is Via Sudafrica 20, 00144 Rome, Italy.

     Christopher Chapman, M.D., age ____, has been a director of BND since our formation on January 8, 2003. He has also been the Executive Vice President of Medical and Regulatory Affairs and Director of New Business Development (pharmaceuticals) of BDSI on a part time basis since October 2000. Dr. Chapman received his M.D. degree from Georgetown University in Washington, D.C. in 1987 where he completed his internship in Internal Medicine. He completed a residency in Anesthesiology and a fellowship in Cardiovascular and Obstetric Anesthesiology at Georgetown University. Since 1995, Dr. Chapman has been a critical care physician on the staff at Doctor's Community Hospital, Lanham, Maryland. He was most recently President of Chapman Pharmaceutical Consulting. From 1995 to April 2000, Dr. Chapman was Executive Director, Medical Affairs, Quintiles Consulting and a founding Co-Director of Quintiles BRI (QBRI) Medical Affairs, Drug Safety and Medical Writing Departments. Mr. Chapman's address is 800 Falls Lake Drive, Mitchelsville, MD 20720.

     Susan Gould-Fogerite, Ph.D., age ____, has been a director of BND since our formation on January 8, 2003. She has also been Director of Business Development -- Vaccines and Gene Therapy of BDSI since October 2000. Dr. Gould-Fogerite served as Vice President and Secretary, and has been a member of the Board of Directors of BioDelivery Sciences, Inc., BDSI's predecessor, since its incorporation in 1995. Dr. Gould-Fogerite's previous experience includes her positions as Associate Professor (2002 to present) and Assistant Professor (1991-2002), at University Of Medicine and Dentistry of New Jersey, New Jersey Medical School and Research Instructor (1985 to 1988), then Research Assistant Professor (1988-1990) at Albany Medical College. Dr. Gould-Fogerite received her Ph.D. in Microbiology and Immunology from the Albany Medical College in 1985. Dr. Gould-Fogerite's address is c/o UMDNJ - New Jersey Medical School, Administrative Building 4, 185 South Orange Avenue, Newark, NJ 07103.

     L.M. Stephenson, Ph.D., age ____, has been a director of BND since our formation on January 8, 2003 and is a member of the board of directors of BDSI. Dr. Stephenson has been associated with the University of Medicine and Dentistry of New Jersey since 1995 where he is currently the Vice President for Research with responsibility over developing the research capability, research funding and intellectual property of New Jersey's medical science campuses, including three medical schools, dental, nursing and public health schools and a graduate school of biomedical sciences. He also serves as the Acting Associate Dean for Research of the New Jersey Medical School where he is temporarily responsible for managing and reorganizing the Sponsored Projects Office. Dr. Stephenson also currently serves as the Director of Patents and Licensing of the University of Medicine and Dentistry of New Jersey where he is responsible for management of the Intellectual Property Assets, including marketing of patents and establishment of new ventures. Dr. Stephenson is a graduate of the University of North Carolina where he earned a BS in chemistry and was awarded the Venable Medal for outstanding senior in chemistry. Dr. Stephenson earned his Ph.D. in chemistry from the California Institute of Technology where he earned the Kodak Prize for outstanding chemistry graduate student and was an NSF Predoctoral Fellow. Additionally, Dr. Stephenson was a Research Fellow at Harvard University. Dr. Stephenson also serves on the board of directors of the following institutions: Kessler Medical Rehabilitation & Research Corporation (Non-Profit), University Heights Sciences Park (Non-Profit), New Jersey Entrepreneurs Network, Rutgers Help Desk & Business Incubator, Crescent Genomics and the New Jersey Research and Development Council. Dr. Stephenson's address is c/o University of Medicine and Dentistry of New Jersey, 65 Bergen Street MB 1414, University Heights, Newark, NJ 07103.

Board Composition

     Pursuant to the Operating Agreement, our directors are appointed by and serve at the pleasure of our managing member, BDSI. Our directors can be removed by BDSI at any time. There is only one class of directors.

Officers

     Pursuant to the Operating Agreement, our officers are appointed by and serve at the pleasure of our board of directors. Our officers can be removed by the board of directors at any time. There are currently only two officers:
Francis E. O'Donnell, Jr., M.D., our President and Chief Executive Officer, and Mr. James A. McNulty, our Secretary, Treasurer and Chief Financial Officer.

     We are highly dependent on the efforts of Dr. O'Donnell and Mr. McNulty. See "Risk Factors -- We depend upon key personnel through our management services agreement with BDSI who may terminate their employment with us at any time, and we will need to hire additional qualified personnel."

                           PRINCIPAL SECURITY HOLDERS

     The information in the following table sets forth the ownership of our Shares as of the date of this prospectus, by:

     o each person who beneficially more than 5% of the outstanding aggregate Shares and the class of such Shares;

     o    each of our executive officers;

     o    each of our directors; and

     o    all of our directors and executive officers, as a group.

     As of the date of this prospectus, we had 708,586 Class A Shares outstanding and 9,012,500 Class B Shares outstanding, with an additional 4,000,000 Class B Shares obtainable by BDSI through an option from us to purchase all or any portion of such shares, which option may be exercised by BDSI at any time, in whole or in part and from time to time, at a price per Class B Share of $0.01.


 5% Share Holders, Directors, Executive Officers,      Shares/Class       Percentage of Aggregate
 and Directors and Executive Officers as a Group    Beneficially Owned        Shares Owned(1)
 -----------------------------------------------    ------------------        ---------------
BioDelivery Sciences International, Inc. (2)         708,586/Class A                  96.99%
                                                    12,600,000/Class B

Dr. Francis E. O'Donnell, Jr. M.D.(3)                  708,586/Class A                96.99%
                                                    12,600,000/Class B

Susan Gould-Fogerite, Ph.D.(4)                        75,000/Class B                     *

James A. McNulty(5)                                   20,000/Class B                     *

Susan G. Bonitz, Ph.D.(6)                             20,000/Class B                     *

Mauro Bove(7)                                         20,000/Class B                     *

Christopher Chapman, M.D.(8)                          20,000/Class B                     *

L.M. Stephenson, Ph.D.(9)                                  -0-                           --

                                                     708,586/Class A
All directors and officers as a group               13,463,586/Class B                98.12%(11)
____________________________________

*    Represents less than 1% of the issued and outstanding Shares.

(1)  Based on 13,721,086 aggregate Shares outstanding (i.e., including Class A
     Shares and Class B Shares), including 4,000,000 Class B Shares obtainable by BDSI through an option to purchase all or any portion of such shares, which option may be exercised by BDSI at any time, in whole or in part and from time to time for a five (5) year period ending January 8, 2008. The
     Class A Shares and the Class B Shares are economically identical, entitling the holders thereof to receive pro rata distributions of available cash flow when such distributions are declared by our board of directors. BDSI, as the holder of Class A Shares, acts as our managing member.


                                       43

(2)  The address of BDSI is c/o UMDNJ - New Jersey Medical School,
     Administrative Building 4, 185 South Orange Avenue, Newark, NJ 07103.

(3) Dr. O'Donnell is deemed to be a beneficial owner of BDSI's Shares in BND through his ability to direct the management of BDSI (which is our managing member). Dr. O'Donnell has been our President, Chief Executive Officer and
     Director since our formation on January 8, 2003. He has also been Chief
     Executive Officer, President, Chairman and Director of BDSI on a full time basis since March 29, 2002. His address is 709 The Hamptons Lane,
     Chesterfield, MO 63017.

(4) Dr. Gould-Fogerite has been a director of BND since our formation on January 8, 2003. She has also been Director of Business Development --
     Vaccines and Gene Therapy of BDSI since October 2000. Her address is c/o
     UMDNJ - New Jersey Medical School, Administrative Building 4, 185 South
     Orange Avenue, Newark, NJ 07103.

(5) Mr. McNulty has been our Secretary, Treasurer, and Chief Financial Officer since our formation on January 8, 2003. He has also served as the Secretary, Treasurer, and Chief Financial Officer of BDSI on a part time basis (estimated to constitute approximately 80% of his time) since October
     2000. His address is 4419 W. Sevilla Street, Tampa, FL 33629.

(6) Dr. Bonitz has been a director of BND since our formation on January 8, 2003. Since November, 2002, Dr. Bonitz has served on BDSI's Scientific
     Advisory Board. Her address is 21 Sleepy Hollow Drive, Flemington, NJ
     08822.

(7)  Mr. Bove has been a director of BND since our formation on January 8, 2003.
     His address is Via Sudafrica 20, 00144 Rome, Italy.

(8) Mr. Chapman has been a director of BND since our formation on January 8, 2003. He has also been the Executive Vice President of Medical and Regulatory Affairs and Director of New Business Development
     (pharmaceuticals) of BDSI on a part time basis since October 2000. His address is 800 Falls Lake Drive, Mitchelsville, MD 20720.

(9) Dr. Stephenson has been a director of BND since our formation on January 8, 2003 and is a member of the board of directors of BDSI. His address is c/o
     University of Medicine and Dentistry of New Jersey, 65 Bergen Street MB
     1414, University Heights, Newark, NJ 07103.

(10) Our remaining equity interests are owned by three of our founders and our legal counsel: Dr. Raphael Mannino (125,000 Class B Shares), Ellenoff
     Grossman Schole & Cyruli, LLP (37,500 Class B Shares) Donald L. Ferguson
     (75,000 Class B Shares) and Samuel S. Duffey (20,000 Class B Shares).

                             SELLING SECURITY HOLDER

     We are filing a registration statement on Form SB-1, in which this prospectus is included, on behalf of our managing member, BDSI. BDSI, as selling security holder, is distributing as a dividend to its stockholders up to 3,545,431 rights to purchase an aggregate of 3,545,431 of our Class B Shares. The following table sets forth certain information for relating to BDSI, such Right and such Class B Shares. We will not receive any proceeds from the distribution of the Rights or upon the exercise of the Rights and the acquisition of the Class B Shares acquirable upon such exercise. Such proceeds will go to BDSI, who will use such proceeds for its working capital purposes.

Name and address of selling security holder:

     BioDelivery Sciences International, Inc., c/o UMDNJ - New Jersey Medical School, Administrative Building 4, 185 South Orange Avenue, Newark, NJ 07103.

Number of Shares known to us to be owned by the selling security holder as of the date of this prospectus:

     13,308,586, comprised of 708,586 Class A Shares and 12,600,000 Class B Shares, including 4,000,000 Class B Shares obtainable by BDSI through an option from BND to purchase all or any portion of such shares, which option may be exercised by BDSI at any time, in whole or in part and from time to time.

Number of Shares being registered for distribution or sale by the selling security holder:

     3,545,431 Rights to purchase Class B Shares and 3,545,431 Class B Shares.

Number of Shares to be owned by selling security holder after completion of the offering:

     9,763,155, comprised of 708,586 Class A Shares and 9,054,569 Class B Shares (which number of Class B Shares includes 4,000,000 Class B Shares obtainable by BDSI through an option from BND to purchase all or any portion of such shares), assuming the valid exercise of all of the Rights. The remaining Class B Shares held by BDSI may be subject to acquisition by BDSI stockholders if (i) BDSI distributes to such stock holders Additional Rights and/or (ii) BDSI acquires additional Class B Shares via its option with BND.

Percentage of Shares outstanding to be held upon completion of offering:

     Approximately 71% (assuming the full exercise by BDSI of its option to purchase 4,000,000 Class B Shares from us). This percentage held by BDSI will be subject to dilution upon (i) distribution by BDSI of Additional Rights and the exercise of such Additional Rights by the holders thereof, (ii) the issuance of additional Class B Shares as provided for in the Operating Agreement.



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                                       45

             MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

General

     As a general matter, our relationship with BDSI may cause conflicts of interests in that the certain directors and officers of BDSI serve as our directors and officers and/or have entered into transactions on behalf of BDSI. In particular:

     o Dr. Francis E. O'Donnell, Jr., our Chief Executive Officer and President, is the Manager of Hopkins Capital Group II, LLC, a significant stockholder of BDSI.

     o Dr. O'Donnell, who is our Chief Executive Officer and President and on our board of directors is also an executive officer, director and a substantial beneficial owner of BDSI securities and has a financial interest in a number of other companies which have business relationships with BDSI. To the extent that our relationship with BDSI deteriorates for any reason, Dr. O'Donnell may be conflicted and may be forced to actions which may be detrimental to us.

     o James A. McNulty serves as both our and BDSI's Secretary, Treasurer and Chief Financial Officer. To the extent that our relationship with BDSI deteriorates for any reason, Mr. McNulty may be conflicted and may be forced to actions which may be detrimental to us.

     o Drs. Francis E. O'Donnell, Jr. and L.M. Stephenson are all members of our board of directors and members of BDSI's board of directors. Drs. Christopher Chapman and Susan Gould-Fogerite are each officers of BDSI. While we believe that the presence of two "outside" directors on our board (Dr. Susan Bonitz and Mauro Bove) will help minimize the potential for conflicts of interests, no assurances can be given that such conflicts will arise. Moreover, no assurances can be given as to how potentially conflicted board members will evaluate their fiduciary duties to, respectively, BDSI and BND or how such individuals will act under such circumstances.

     o Dr. L.M. Stephenson is a member of our board of directors and is also associated with the University of Medicine and Dentistry of New Jersey. Dr. Stephenson is currently Vice President for Research at the university. Dr. Stephenson's association with the university may currently or in the future involve conflicting interests in that we are a sublicensee of such university through BDSI. In future matters involving both BDSI and BND and the university, Dr. Stephenson will refrain from voting and a majority of the disinterested directors has been and will be required to approve all such transactions.

     We believe that the terms of the above transactions and relationships with affiliates were as favorable to us or our affiliates as those generally available from unaffiliated third parties. At the time of the above referenced transactions, we did not have sufficient disinterested directors to ratify or approve the transactions; however, the present board of directors includes two independent directors. These independent directors are Susan Bonitz and Mauro Bove. All future transactions between us and our officers or directors will be on terms no less favorable than could be obtained from unaffiliated third parties and will be approved by a our independent directors who do not have an interest in the transactions and who had access, at our expense, to our legal counsel or independent legal counsel. We intend to maintain at least two independent members on our board of directors.

Board Compensation

     Pursuant to the Operating Agreement, our directors will not receive compensation for serving in such capacity, but will be reimbursed for reasonable out-of-pocket expenses incurred to attend meetings of our board of directors. Directors are eligible to participate in our 2003 Class B Membership Share Option Plan and certain of our directors have received Class B Shares as "founders" shares. See "Principal Security Holders." In addition, we have indemnified each member of the board of directors to the fullest extent authorized, permitted or allowed by law. For the near term, as long as BND is a subsidiary of BDSI, BDSI's insurance coverages extend to BND, including general liability and directors' and officers' coverage.

Officer Compensation

     Pursuant to the Operating Agreement, our officers will not receive compensation for serving in such capacity, but will be reimbursed for reasonable out-of-pocket expenses incurred in connection with the performance of the duties assigned to them. Officers are eligible to participate in our 2003 Class B Membership Share Option Plan and Mr. James A. McNulty, our Secretary, Treasurer and Chief Financial Officer, has received Class B Shares as "founders" shares. See "Prinicpal Security Holders." In addition, we have indemnified each officer to the fullest extent authorized, permitted or allowed by law.

Relationship with BND of Experts Named in the Registration Statement

     On January 8, 2003 (the date of our inception), our outside legal counsel, Ellenoff Grossman Schole & Cyruli, LLP, were granted 37,500 Class B Shares.



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                                       47

                               FEDERAL TAX ASPECTS

     General. This discussion summarizes certain U.S. federal income tax considerations generally applicable to persons who receive Rights and/or are considering the acquisition of Class B Shares in BND. This discussion does not deal with all income tax considerations that may be relevant to specific holders of Rights or Shares in light of their particular circumstances. Furthermore, no state, local or foreign tax considerations are addressed. ALL PERSONS RECEIVING RIGHTS OR CONSIDERING ACQUIRING CLASS B SHARES ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE SPECIFIC FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES TO THEM OF SUCH ACQUISITION.

     This discussion is based on the law in existence at the time of this prospectus. Future changes in law, applied either prospectively or retroactively, could produce materially different tax considerations. Finally, no rulings have been or will be requested from the IRS as to any matter and there can be no assurance that the IRS will not successfully assert a position contrary to one or more of the legal conclusions discussed herein.

     As used in this section, a "U.S. Holder" means a beneficial owner of BDSI common stock that receives Rights in the Distribution and that is, for U.S. federal income tax purposes:


     o    a citizen or resident of the U.S.;

     o a corporation or an entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the U.S. or any political subdivision thereof;

     o an estate whose income is subject to U.S. federal income tax regardless of its source; or

     o a trust if (i) in general, a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. treasury regulations to be treated as a U.S. person.

     As used in this section, a "non-U.S. Holder" is a beneficial owner of BDSI common stock that receives Rights in the Distribution and that is not a U.S. Holder.

     U.S. Holders. The receipt by U.S. Holders of Rights in the Distribution will constitute a taxable distribution for U.S federal income tax purposes, subject to taxation under the rules of Section 301 of the Code. Under those rules, distributions are treated (i) first as dividends to the extent of the distributing corporation's current or accumulated earnings and profits, as determined under U.S. federal income tax rules; (ii) then as a tax-free return of capital, to the extent of a stockholder's basis in its shares of the distributing corporation; and (iii) thereafter, as gain from the sale or exchange of property. The amount of the distribution will be the fair market value of the Rights on the Distribution Date. The fair market value of the Rights on the Distribution Date is estimated to be $0 based on a report we received from a third-party valuation firm.

     BDSI believes that, as of the date hereof, BDSI has no accumulated earnings and profits for U.S. federal income tax purposes and will have no current or accumulated earnings and profits for U.S. federal income tax purposes as of the close of its taxable year in which the Distribution occurs if the Distribution occurs prior to December 31, 2003. However, should BDSI have current and/or accumulated earnings and profits for U.S. federal income tax purposes as of the close of its taxable year in which the Distribution occurs, then, to the extent of the lesser of such earnings and profits and the amount of the Distribution, the Distribution will be treated as a dividend, subject to taxation at ordinary income tax rates. Each U.S. Holder that receives Rights in the Distribution will reduce such holder's adjusted tax basis in its BDSI common stock (but not below zero) to the extent that the Distribution is treated as a return of capital as discussed above. Any excess of the fair market value of the Rights received over the sum of a holder's adjusted tax basis in its BDSI common stock and any amount received treated as a dividend will be treated as gain from the sale or exchange of property. Such gain generally will be capital gain and generally will be long term capital gain if such U.S. Holder's holding period for its BDSI common stock was more than one year at the time of the Distribution.

     Each U.S. Holder will have a tax basis in the Rights received equal to their fair market values on the Distribution Date, and such U.S. Holder's holding period for the Rights will begin on the day following the Distribution Date. A U.S. Holder that exercises its Rights should not recognize income, gain or loss for U.S. federal income tax purposes as a result of such exercise. A U.S. Holder's tax basis in Class B Shares acquired upon exercise of the Rights should equal such holder's tax basis in the Rights plus the exercise price paid for the Class B Shares. The holding period for the Class B Shares acquired upon exercise of the Rights should begin on the date the Rights are exercised. If a U.S. Holder's Rights expire unexercised, the holder should have a capital loss equal to its tax basis in its Rights. The deductibility of capital losses, if any, realized on the expiration of unexercised Rights may be subject to certain limitations.

     Non-U.S. Holders. In general, if the Distribution constitutes a dividend as discussed above, a non-U.S. Holder will be subject to withholding of U.S. federal income tax at a 30% rate, or such lower rate as may be provided by an applicable income tax treaty, unless the dividend is effectively connected with the conduct of a trade or business of the non-U.S. Holder in the United States ("U.S. trade or business income"). As discussed above, BDSI does not anticipate that it will have any current or accumulated earnings and profits as of the end of its taxable year in which the Distribution occurs if the Distribution occurs prior to December 31, 2003. Therefore, the Distribution should not constitute a dividend and provided that circumstances do not change prior to the Distribution Date, BDSI does not intend to withhold any portion of the Distribution that it pays to non-U.S. Holders.

     In the event that circumstances change prior to the Distribution Date and withholding is made, in order to obtain a reduced rate of withholding under an income tax treaty a non-U.S. Holder generally will be required to provide a properly completed and executed IRS Form W-8BEN (or successor form) to BDSI, or similar appropriate documentation or substitute form, certifying the non-U.S. Holder's entitlement to benefits under an applicable income tax treaty. A non-U.S. Holder that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty generally may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

     Any portion of the Distribution that is treated as a dividend, but that is U.S. trade or business income, generally will not be subject to withholding of U.S. federal income tax if the non-U.S. Holder provides a properly completed and executed IRS Form W-8ECI (or successor form) to BDSI, or similar appropriate documentation or substitute form, certifying that the dividends are effectively connected with the conduct of a U.S. trade or business. Instead, dividends that are effectively connected with the conduct of a U.S. trade or business generally will be subject to regular U.S. federal income tax in the same manner as if such dividends were received by a U.S. Holder. Any dividends that are U.S. trade or business income received by a non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be provided by an applicable income tax treaty.

     To the extent that the amount of the Distribution is in excess of BDSI's current and accumulated earnings and profits for U.S. federal income tax purposes, and subject to the discussion below under "Information Reporting and Backup Withholding," a non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on gain realized with respect to its BDSI common stock pursuant to the Distribution, unless either (1) the gain is U.S. trade or business income, or (2) in the case of gain realized by an individual non-U.S. Holder, the non-U.S. Holder is present in the U.S. for 183 days or more in the taxable year of the exchange and certain other conditions are met. In the event that clause (1) applies, such gain generally will be subject to regular U.S. federal income tax in the same manner as if such gain were realized by a U.S. Holder. In addition, if such non-U.S. Holder is a corporation, such gain may be subject to a branch profits tax at a rate of 30%, or such lower rate as may be provided by an applicable income tax treaty. In the event that clause
(2), but not clause (1), applies, the gain generally will be subject to tax at a rate of 30%, or such lower rate as may be provided by an applicable income tax treaty.

     Information Reporting and Backup Withholding. Non-exempt U.S. Holders may be subject to information reporting with respect to the Distribution of Rights made by BDSI. Non-exempt U.S. Holders who are subject to information reporting and who do not provide appropriate information when requested may be subject to backup withholding at the rates specified in the Code. In general, backup withholding will not apply with respect to the Distribution of Rights to a non-U.S. Holder if the holder has provided the required certification that it is not a U.S. person. If a non-U.S. Holder fails to provide the required certification, the Distribution may be subject to backup withholding in certain circumstances. Nevertheless, BDSI must report to the IRS and to each non-U.S. Holder any portion of the Distribution that is treated as a dividend and subject to withholding, or that is exempt from U.S. withholding tax pursuant to a tax treaty. Copies of these information returns may also be made available, under the provisions of a specific treaty or agreement, to the tax authorities of the country in which the non-U.S. Holder resides.

     Holders should consult their tax advisors regarding the imposition of backup withholding and information reporting with respect to the Distribution of the Rights. The foregoing discussion is intended only as a summary and does not purport to be a complete analysis or listing of all potential tax effects of the Distribution. BDSI stockholders are urged to consult their tax advisors concerning the U.S. Federal, state, local and non-U.S. Tax consequences of the Distribution to them.

     Election Regarding Tax Status of BND. Under IRS regulations, a limited liability company is treated as a partnership (and not as a corporation) unless it makes an election to be treated as a corporation for income tax purposes. As a limited liability company, BND will not be subject to Federal income tax. The U.S. taxation of the holders of Class B Shares is discussed separately with respect to U.S. Holders and with respect to non-U.S. Holders.

     U.S. Tax Treatment of U.S. Holders Who Exercise the Rights. Each U.S. Holder who exercises Rights and thereby receives Class B Shares will be required to report on its Federal income tax return its allocable share of BND's income, gain, loss, and deduction. A U.S. Holder may therefore incur liability for taxes in excess of any distributions it receives from BND. Distributions of cash or property (as opposed to allocations of taxable income or gain) received by a U.S. Holder from BND generally will not be subject to tax.

     The Operating Agreement provides that the taxable income and tax losses of BND generally will be allocated among the holders of Shares in accordance with their percentage interest in BND. A limited liability company's tax allocations generally will be respected for Federal income tax purposes if they have "substantial economic effect" or they are in accordance with the holder's equity interests in the limited liability company. If a limited liability company's allocations do not comply with Section 704(b) of the Internal Revenue Code of

1986, as amended, or Code, the IRS may reallocate limited liability company tax items in accordance with the Class B Shares of the members in the limited liability company. We expect that our tax allocations will be respected. However, the effect of such provisions could be to cause such holders of Shares to realize "phantom" income from BND, even if BND does not have positive taxable income on an overall basis.

     Transfer of Class B Shares. The sale or exchange of Class B Shares by a U.S. Holder (to the extent permitted under the Operating Agreement) currently will result in the recognition of capital gain or loss equal to the difference between the U.S. Holder's tax basis in its Class B Shares and the amount of consideration received.

     Special Limitations for Individual U.S. Holders. For purposes of the "passive activity loss rules" of the Code, which generally are applicable to individuals, estates, trusts, and closely held companies, the activities of BND are generally expected to give rise to passive activity income or loss. Accordingly, a U.S. Holder's ability to reduce its income for Federal income tax purposes by the U.S. Holder's share of BND's losses and deductions may be limited by the passive activity loss rules. A holder of Shares of BND that is subject to the passive activity loss rules generally will not be permitted to offset against such holder's share of BND's income and gain, losses or other deductions generated by such holder's investments in "non-passive activities" (until such holder's Shares in such passive activities are disposed of).

     It is not possible to predict the extent to which any of the foregoing provisions of the Code will be applicable, since that will depend upon the exact nature of BND's future operations and the individual tax positions of such holders of Shares.

     Non-corporate U.S. Holders that hold, directly or via an entity such as BND, qualified "small business stock" for more than five years generally will be entitled to exclude from taxable income 50% of any gain subsequently recognized upon sale or exchange of such stock. This exclusion is subject to certain limitations, and special rules. Thus, each non-corporate U.S. Holder should consult its own tax adviser with respect to the potential applicability of this exclusion.

     Special Rule for Tax-Exempt Holders. Tax-exempt holders of Class B Shares should consult their own tax counsel with respect to the possibility that BND will generate "unrelated business taxable income" for such tax-exempt holders.

     Non-U.S. Holders. In General. Prospective persons or entities that are Non-U.S. Holders that invest directly in BND generally will be subject to Federal income tax each year on their distributive share of the taxable income of BND that is deemed to be "effectively connected" with a U.S. trade or business, or ECI, as if they were U.S. citizens or residents, regardless of whether BND makes any cash distributions. To the extent that BND earns income that is treated as ECI, such income may "taint" the other income of BND, causing some or all of the other income of BND to be treated as ECI. Prospective persons or entities that are foreign persons that invest directly in BND will be required to file a U.S. Federal income tax return with respect to their distributable share of BND's ECI.

     Collection of Taxes by Withholding. A 35% withholding tax (38.6% in the case of non-corporate Foreign Holders) generally will be imposed on a Non-U.S. Holder's allocable share of any taxable income of BND that is ECI (whether or not such income is distributed). Such withholding tax may be claimed as a credit against such Non-U.S. Holder's substantive U.S. tax liability.

     In addition, to the extent that BND realizes any fixed, determinable, annual or periodical income (such as royalty payments or dividend income) that is not ECI, such income generally will be subject to a 30% withholding tax when it is distributed to a Non-U.S. Holder. Such withholding tax may be reduced or eliminated with respect to certain types of such income under any applicable income tax treaty between the United States and the Non-U.S. Holder's country of residence.

     Non-U.S. Holders generally will be personally liable to BND with respect to any withholding tax not satisfied out of their share of any distributions by BND.

     Class B Shares owned or treated as owned by a foreign individual at the date of death may be included in such individual's estate for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

                       WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form SB-1 under the Securities Act, and the rules and regulations promulgated thereunder, with respect to the securities offered hereby. This prospectus, which constitutes a part of such registration statement, does not contain all of the information set forth in the registration statement and the exhibits thereto. Statements contained in this prospectus as to the contents of any contract or other document that is filed as an exhibit to the registration statement are not necessarily complete and each such statement is qualified in all respects by reference to the full text of such contract or document. For further information with respect to us and the securities offered hereunder, reference is hereby made to the registration statement and the exhibits thereto, which may be inspected and copied at the principal office of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC, and copies of all or any part thereof may be obtained at prescribed rates from the SEC's Public Reference Section at such addresses. Also, the SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

     Upon the distribution of the Rights, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy and information statements and other information with the SEC. Such periodic reports, proxy and information statements and other information will be available for inspection and copying at the regional offices, public reference facilities and Web site of the SEC referred to above.



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                                       52

              DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

     The Operating Agreement will provide that we shall indemnify, defend and hold harmless any person or entity who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, any appeal therein, or any inquiry or investigation preliminary thereto, whether civil, criminal, administrative or investigative, solely by reason of the fact that such person or entity was acting within the scope of duties or under authority granted under the Operating Agreement as (i) a member of our board of directors, (ii) an officer of our company, (iii) a holder of Shares or (iv) an officer, director, employee or agent of a holder of Shares against personal liability, claims, losses, damages and expenses and shall pay or reimburse each such person or entity for expenses incurred (1) in advance of the final disposition of any such proceeding to which such person or entity was, is or is threatened to be made a party and (2) in connection with the appearance as a witness or other participation in any such proceeding of such person or entity. The foregoing indemnity shall not apply where the applicable person or entity
(A) acted fraudulently, in bad faith or with gross negligence or willful misconduct or (B) by such act or failure to act materially breached any provision of the Operating Agreement.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling BND pursuant to the foregoing provisions, BND has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.



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                                       53

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1.  Indemnification of Officers and Directors.

     The Operating Agreement will provide that we shall indemnify, defend and hold harmless any person or entity who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, any appeal therein, or any inquiry or investigation preliminary thereto, whether civil, criminal, administrative or investigative, solely by reason of the fact that such person or entity was acting within the scope of duties or under authority granted under the Operating Agreement as (i) a member of our board of directors, (ii) an officer of our company, (iii) a holder of Shares or (iv) an officer, director, employee or agent of an Share holder against personal liability, claims, losses, damages and expenses and shall pay or reimburse each such person or entity for expenses incurred (1) in advance of the final disposition of any such proceeding to which such person or entity was, is or is threatened to be made a party and (2) in connection with the appearance as a witness or other participation in any such proceeding of such person or entity. The foregoing indemnity shall not apply where the applicable person or entity
(A) acted fraudulently, in bad faith or with gross negligence or willful misconduct or (B) by such act or failure to act materially breached any provision of the Operating Agreement.

Item 2.  Other Expenses of Issuance and Distribution.

     The following table sets forth the costs and expenses payable by BDSI in connection with the distribution of the Rights and the sale of the Class B Shares being registered. All amounts are estimates except the SEC registration fee.

                                                                    Amount
                                                                  to be Paid
                                                                  ----------

     SEC registration fee                                          $      0
     Printing and engraving expenses                               $  1,000
     Legal fees and expenses                                       $125,000
     Accounting fees and expenses                                  $ 15,000
     Blue Sky qualification fees and expenses                      $ 25,000
     Transfer Agent and Registrar fees                             $ 15,000
     Miscellaneous fees and expenses                               $ 15,000
                                                                   --------
              Total                                                $196,000

Item 3.  Undertakings.

     The undersigned registrant, in it own capacity and on behalf of BDSI as selling security holder, hereby undertakes that it will:

     (1) File, during any period in which securities are offered or sold securities, a post-effective amendment to this registration statement to:

               (i) Include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the registration statement and arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended, if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of the Registration Fee" table in the effective registration statement.

               (iii) Include any additional or changed material information on the plan of distribution.

     (2) For determining any liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

Item 4.  Unregistered Securities Issued or Sold Within One Year.

    We were formed on January 8, 2003. In connection with our formation, the following individuals and entities were granted the amount and type of our securities listed below.


          Name                                    Number and Class of Shares
          ----                                    --------------------------

                                                       708,586/Class A
BioDelivery Sciences International, Inc.              8,600,000/Class B

Dr. Raphael Mannino                                    125,000/Class B

Susan Gould-Fogerite, Ph.D.                             75,000/Class B
Donald L. Ferguson
                                                        75,000/Class B
Ellenoff Grossman Schole & Cyruli, LLP
                                                        37,500/Class B
James A. McNulty
                                                        20,000/Class B
Susan G. Bonitz, Ph.D.
                                                        20,000/Class B

Mauro Bove                                              20,000/Class B

Christopher Chapman, M.D.                               20,000/Class B

Samuel S. Duffey, Esq.                                  20,000/Class B

     All the above securities were issued pursuant to Section 4(2) of the Securities Act of 1933. In addition, as of our formation, we granted BDSI an option to purchase, from time to time for a five (5) year period ending January 8, 2008, all or any portion of an aggregate of 4,000,000 Class B Shares at a price per Class B Share of $0.01.

Items 5 and 6.  Index to Exhibits and Description of Exhibits.

     The following exhibits are filed with this Registration Statement on Form SB-1.


 Exhibit No.      Description
 -----------      -----------

    2.1 Certificate of Formation of Bioral Nutrient Delivery, LLC, dated January 8, 2003

    3.1 Limited Liability Company Operating Agreement of Bioral Nutrient Delivery, LLC, dated January 8, 2003, by BioDelivery Sciences International, Inc., as Managing Member and the other members signatory thereto, as Class B Members

    3.2           Bioral Nutrient Delivery, LLC 2003 Class B Membership Share
                  Option Plan

    6.1 Promissory Note, dated February 13, 2003, by Bioral Nutrient Delivery, LLC in favor of BioDelivery Sciences International, Inc.

    6.2* Sub-License Agreement, dated February ___, 2003, by and between BioDelivery Sciences International, Inc. and Bioral Nutrient Delivery, LLC

    6.3* Management Services and Administrative Agreement, dated February ___, 2003, by and between BioDelivery Sciences International, Inc. and Bioral Nutrient Delivery, LLC.

    6.4* Distribution Agent Agreement, dated February ____, 2003, by and between Kashner Davidson Securities Corporation and Bioral Nutrient Delivery, LLC

    6.5*          Form of Lock-Up Agreement for Rights Holders

    6.6* Form of Joinder Agreement to the Limited Liability Company Operating Agreement of Bioral Nutrient Delivery, LLC

    7.1*          Listing of Foreign Patents Licensed By the Registrant

   10.1*          Consent of Ellenoff Grossman Schole & Cyruli, LLP

   11.1*          Form of Opinion of Ellenoff Grossman Schole & Cyruli, LLP

-------------------------------------

*   To be filed by amendment

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on our behalf by the undersigned, in the City of Newark, State of New Jersey, on February 25, 2003


                              BIORAL NUTRIENT DELIVERY, LLC


                              By: /s/ Francis E. O'Donnell, Jr.
                                  -------------------------------------------
                                  Name: Francis E. O'Donnell, Jr.
                                  Title:   President and Chief Executive Officer

POWER OF ATTORNEY

Know all men by these presents, that each person whose signature appears below constitutes and appoints Francis E. O'Donnell, Jr. his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his place and stead, in any and all capacities, to sign any and all further amendments to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:


           Person                             Capacity                                 Date
           ------                             --------                                 ----
/s/ Francis E. O'Donnell, Jr.
-------------------------------
Francis E. O'Donnell, Jr.               President, Chief Executive Officer        February 25, 2003
                                        and Director
/s/ James A. McNulty
-------------------------------         Secretary, Treasurer and Chief            February 25, 2003
James A. McNulty                        Financial Officer

/s/ Susan G. Bonitz
-------------------------------         Director                                  February 25, 2003
Susan G. Bonitz

/s/ Mauro Bove
-------------------------------         Director                                  February 25, 2003
Mauro Bove

/s/ Christopher Chapman
-------------------------------         Director                                  February 25, 2003
Christopher Chapman

/s/ Susan Gould-Fogerite
-------------------------------         Director                                  February 25, 2003
Susan Gould-Fogerite

/s/ L.M. Stephenson
-------------------------------
L.M. Stephenson                         Director                                  February 25, 2003

                                                 S-1